UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 300, 18817 Stony Plain Road

Edmonton, Alberta T5S 0C2

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	2016 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Martin Ferron
Name:	Martin Ferron
Title:	President & Chief Executive Officer

Date: February 16, 2017

NORTH AMERICAN
ENERGY PARTNERS INC.

Strength In Adversity

Annual Report 2016

To Our Shareholders:

Your CEO and fellow shareholder recently reached the milestone age of 60 years. While I am determined to age gracefully -without tucks, dyes or other cosmetic props, I can honestly relate that the only real upside I see to my advancing age is that I have learned a few things along the way.

One of those important lessons learned, through several painful periods, has been how to lead an oil service company through a steep cyclical downturn. This experience seems to have been put to best use if we compare some key financial performance and position data from the start of the downturn - the end of Q3/2014 - to the end of 2016:

•  Netdebt was reduced by 35% from $133.3 million to $87.3 million, while the associated annual interest payments dropped disproportionally by 52% from $12.2 million in 2014 to $5.8 million in 2016, as a result of refinancing high cost debt.

•  ConsolidatedEBITDA margins were increased from 13% to 23% despite the very negative impact of the devastating wildfire that hit the Fort McMurray area in 2016, and the considerable pricing concessions provided to customers during the downturn. This improvement was driven largely by operational innovations that appear to have positioned us as the low cost provider in our space.

•  Over5 million shares were purchased for cancellation at an average price of $3.39/share, and over 1.9 million shares were bought by the trustee for our long term incentive hedging plan at around the same cost basis. Overall, since we started allocating capital to share repurchases in late 2013, we have bought 9.1 million shares, which equates to around 25% of the initial shares issued.

•  Wehave come through the downturn with all of our pivotal Master Service Agreements (MSAs) intact or significantly expanded, and do not face another renewal until late 2020 at the earliest. These agreements should underpin our revenue expectations for at least the next three years.

I believe that most CEOs would be very pleased to have achieved some of these improvements in a cyclical upswing, so I am delighted that my team was able to produce this exceptional performance during the worst cyclical downturn that I have ever experienced. The business restructuring necessary in 2012-2014, followed by the management of the downturn and wildfire events in 2015- 2016, took a lot of “Strength in Adversity”.

These hard times have forged a great team spirit at our company, and this will stand us in good stead as we now embark upon a period of recovery and growth.

Before I write about our very exciting growth plans, I would also like to commend my team for winning two very prestigious safety awards in 2016. The John T. Ryan National Safety Award for Select Mines gained us national recognition, while the Alberta Mine Safety Association’s Award for Safety Excellence further improved our safety reputation in our home province. Full details of these awards are provided in our Management Discussion and Analysis (MD&A) filing and should be regarded as important indicators of operational excellence.

Let’s now turn our focus to the currently unfolding recovery efforts in our industry and future growth. Back at the start of this cyclical downturn, I predicted that, like all others before, it would be self-correcting, as supply and demand rebalanced. Also, that in our core market - the oil sands mines, our customers would use economies of up-scaled production to help lower operating costs per barrel.

As events have transpired, the necessary rebalancing seemed well underway, even before OPEC, and in particular Saudi Arabia, made a complete volte-face in terms of oil production strategy last November. This has resulted in oil prices stabilizing in the low US$50s per barrel, with the expectation of at least some further modest appreciation in 2017.

Equally important, the mine owners have achieved operating cost savings of more than 30% in Canadian dollar terms, which equates to about 50% in US dollars due to the significant depreciation of the former dollar over the downturn period. Since most operating expenses are incurred in the local currency, this provides our customers with a very real cost advantage to exploit. The partners in the new Fort Hills mine, which is due on-stream later this year, must be delighted with this state of affairs, especially as they will also be getting their pick of quality craftspeople to complete the mine development.

This lower cost situation, together with the fact that all of the producers are cranking out as many barrels per day as they can, appears to have initiated a recovery for us. We have already secured considerably more earthworks volumes for 2017 than were available in 2016, and for the first time in many years, we are receiving enquiries for summer construction work pricing in January, rather than March or April. Due to this improving operating environment, where some competitors have also exited, we are increasingly confident in the growth indications we rolled out last November. We estimated then that we could potentially grow revenues, EBITDA and free cash flow by around 15% per year for three years.

In 2017, we would expect to benefit from the absence of a major wildfire event, and just the recovering demand in the oil sands mines should allow us to exceed our goal, especially as we have overburden stripping to commence in the normally seasonally slow second quarter. Then, in 2018, we will hopefully secure a meaningful work contribution from the new Fort Hills mine MSA as the general recovery in oil sands mining continues to gather momentum. Also, we may gain from a plan to penetrate the Steam Assisted Gravity Drainage (SAGD) site contracting segment and add related support services on the mines, in that sort of timeframe.

All the while, we will be seeking revenue diversification opportunities on other resource plays, such as gold, copper and diamonds, together with infrastructure projects that involve significant earthworks. We are excited that bidding activity has recently picked up for these types of work - scopes as detailed in the outlook section of the MD&A. Financial returns from such efforts could kick in as early as mid-2017, but will likely have more of an impact on 2018 and 2019.

Analysts’ forecasts show us returning to healthy net profit in 2017, and increasing that profitability will be a key focus area as we allocate capital for organic growth steps and tuck-in acquisitions. Reducing the largely legacy deficit to shareholders equity will showcase the benefit of our recent significant share buybacks to better effect.

Before I close, it should be noted that I have resisted the temptation to comment on the political landscape in this letter, because if I started to, I could probably write a few pages on it. I will therefore restrain myself to say that the recent news on pipelines to export oil from the oil sands – Keystone XL in particular - is very encouraging for all companies that work there.

In closing, I would like to comment on our stock valuation - this year though as a grumpier older man. While I am pleased with the recent appreciation in our share price to the low $7/share mark, I point out that we traded at over $9/share in mid-2014, while having higher debt levels and discounting $55 million and $60 million of EBITDA for 2015 and 2016 respectively.

Since then, we have demonstrated an almost unique ability to free cash flow in extremely adverse market conditions, while lowering our shares outstanding by over 5 million (15%). Since we are coincidentally discounting similar EBITDA numbers for 2017 and 2018, I hope that there is still room to run in our stock price.

My team and I are really looking forward to returning to recovery and growth, especially as I have learned a lot about such market conditions also. We will continue to strive for operational excellence, while serving our customers and employees well, and allocating capital wisely in the very best interests of our shareholders.

Martin Ferron

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Management’s Discussion and Analysis

For the year ended December 31, 2016

A. EXPLANATORY NOTES

February 14, 2017

The following Management’s Discussion and Analysis (“MD&A”) is as of December 31, 2016 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2016 and notes that follow. These statements have been prepared in accordance with United States (“US”) generally accepted accounting principles (“GAAP”). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (“AIF”), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Caution Regarding Forward-Looking Information

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “◆”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for further detail on what constitutes forward-looking information and a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (“SEC”) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “gross profit”, “gross profit margin”, “EBITDA”, “Consolidated EBITDA” (as defined in our Sixth Amended and Restated Credit Agreement, the “Credit Facility”), “Total Debt” and “Free Cash Flow”. Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

Gross profit

“Gross profit” is defined as revenue less: project costs; equipment costs; and depreciation. “Gross profit margin” is defined as gross profit as a percentage of revenue.

We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative (“G&A”) overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

EBITDA and Consolidated EBITDA

“EBITDA” is defined as net income before interest expense, income taxes, depreciation and amortization.

“Consolidated EBITDA” is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.

We believe that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated

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EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our Credit Facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that needs to be paid and in the case of realized losses, represents an actual use of cash during the period.

Margin

We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to “gross profit margin”, “operating income margin”, “net income margin”, or “Consolidated EBITDA margin”.

We believe that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

Total Debt

“Total Debt” is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit) excluding deferred financing costs; (iii) unsecured senior debt, such as our recently redeemed Series 1 Senior Unsecured Debentures due 2017 (the “Series 1 Debentures”); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt and outstanding Letters of Credit to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.

Net Debt

“Net Debt” is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.

Free Cash Flow

“Free cash flow” is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

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B. SIGNIFICANT BUSINESS EVENTS

2016 Economic and Industry Highlights

During 2016 our economy, our industry and our customers continued to experience an unusually long cyclical economic downturn driven by the global oversupply of crude oil. In the first quarter of 2016 we experienced significant lows, with the West Texas Intermediate (“WTI”) price per barrel of oil opening the year by dropping to a 13-year low with a corresponding significant drop in the Canadian / US exchange rate. In the second quarter of 2016, oil prices had begun a strong climb, crossing the US$50 per barrel threshold fueled by expectations that the Organization of Petroleum Exporting Countries (“OPEC”) would implement plans to curtail their oil production levels in 2017.

Our customers entered the year having already reacted to lower revenue from lower oil prices with investment deferrals in growth capital projects (the majority of these deferrals related to higher operating cost “in situ” extraction method projects) and the implementation of aggressive operating cost reduction plans, which included the dilution of fixed costs through maximizing production levels. With the rebound in oil prices during the latter half of the year, oil sand producers have started to signal renewed capital investment in the expansion of existing “in situ” projects while maintaining the execution of mine plans for their longer-life, lower operating cost oil sands mines.

Below are some of the economic, political and customer highlights of 2016 that have influenced our business, many of which were not anticipated as we entered 2016:

•	According to the Bank of Canada, the Canadian economy continues to experience moderate inflation with current inflation trends remaining within its target inflation rate of 2%.

•

On December 31, 2015 the WTI price per barrel of oil was $37.13 (US$/barrel) and the Canadian / US exchange rate was $0.72. On February 11, 2016, the WTI price per barrel dropped to a 13-year low of $26.21 (US$/barrel).

•	On December 31, 2015 the Canadian / US exchange rate was $0.72. On January 19, 2016, the Canadian / US exchange rate dropped to a low of $0.69.

•

On February 5, 2016 Suncor[1] announced the successful acquisition of the outstanding common shares of Canadian Oil Sands Limited, which owned 36.74% of Syncrude Canada Limited[2], the joint venture owner of the Mildred Lake[3] and Aurora[4] mines (Suncor previously owned 12% of Syncrude). Subsequently, on April 27, 2016, Suncor announced the acquisition of a further 5% ownership interest in Syncrude from Murphy Oil Corporation’s Canadian subsidiary. Suncor now holds a 53.74% interest in Syncrude.

•	On November 8, 2016, the US presidential election resulted in a change in the US federal government.

•	On November 17, 2016, Suncor re-affirmed that their Fort Hills[5] mine development project was on track to achieve “first oil” in late 2017.

•

On November 29, 2016, the Federal government announced the approval for the construction of the Kinder Morgan[6] Trans Mountain pipeline expansion (twinning the existing pipeline running from Edmonton, Alberta through British Columbia to the Pacific Ocean and tripling the system capacity to 890,000 barrels per day). In the same announcement, the Federal government rejected approval for the construction of the Northern Gateway pipeline project (proposed to carry crude oil from Alberta to the Pacific Ocean across the northern region of British Columbia).

•	On November 30, 2016 OPEC announced their planned 1.2 million barrels per day reduction of oil output, to be achieved by January 2017.

1 Suncor Energy Inc. (Suncor).

2 Syncrude Canada Ltd. (Syncrude), operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Oil and Gas Partnership (53.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%), Nexen Oil Sands Partnership (7.23%) and Mocal Energy Limited (5%).

3 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.

4 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.

5 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (50.8%), Total (29.2%) and Teck Resources Ltd. (20%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.

6 Kinder Morgan Inc., owner of the of the Trans Mountain Pipeline System.

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•

During the fourth quarter of 2016, multiple Alberta oil sands producers announced targeted 2017 capital investments for the restart or expansion of existing “in situ” oil sands projects, including the Christina Lake[7], Kirby North[8], Sunrise[9] and Hangingstone[10] projects.

•	On December 31, 2016 the WTI price per barrel of oil was $53.75 (US$/barrel) and the Canadian / US exchange rate was $0.74.

•

On January 1, 2017, the Alberta provincial government implemented the first phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions anticipates that companies will be forced to ensure only the most profitable and efficient projects are developed.

•

On January 24, 2017, the newly elected US President signed an executive order approving the development of the TransCanada[11] Keystone XL pipeline project (proposed to carry 830,000 barrels per day of crude oil from Alberta to Steele City, Nebraska, connecting to existing pipelines that feed the US refineries in the Gulf of Mexico), effectively reversing the decision made by his predecessor in 2015. The executive order also proposed the streamlining and shortening of the US regulatory and environmental review process for this and other new pipeline projects.

Fort McMurray Wildfire

On May 3, 2016, a major wildfire caused the largest evacuation in Alberta’s history as over 88,000 residents were forced to evacuate the town of Fort McMurray. It is estimated that the fire halted approximately one quarter of Canada’s oil production, equivalent to roughly 1.5 million barrels a day of bitumen and synthetic crude oil. The total lost production is estimated to be close to 28 million barrels and the wildfire could cost the industry upwards of $1.5 billion.

Residents of Fort McMurray were only permitted back to their homes in a staged re-entry starting June 1st. The fire was finally contained on July 4th, however it will take much longer for the residents of Fort McMurray to work through the process of rebuilding their community.

Our primary focus during this major crisis was to ensure that all of our employees and their families were safely evacuated and had all the support they needed. During the evacuation, we provided displaced employees with over $500,000 in disaster relief payments to help the employees and their families get established in their temporary situation.

We did not incur any significant losses to our equipment or facilities in Fort McMurray, however our summer mine support activities in the second quarter reflect our suspension of work across most of the oil sands for two months and then our customers’ slower than expected operational re-start schedule had a significant impact on our third quarter results. Mine sites located close to Fort McMurray, such as the Mildred Lake, Aurora, Millennium12 and Steepbank13 mines, are more dependent on local workers and were slower to ramp up compared to mine sites farther from Fort McMurray such as the Kearl14 and Horizon15 mines which depend on a fly-in workforce. Work at the sites closer to Fort McMurray did not restart until early July and in some cases they were deferred to next year.

During this unprecedented period we implemented a series of initiatives to minimize our fixed cost spending where there was flexibility to do so, mitigating the negative impact to our Consolidated EBITDA of suspending our activities and the slow operational re-start by our customers. The lost profitability resulting from the business interruption of this disaster was outside of the scope of our insurance coverage.

7 Cenovus Energy Inc. (Cenovus Energy) is the operator of the Foster Creek and Christina Lake Oil Sands Projects. Both projects are 50/50 joint ventures with ConocoPhillips.

8 Kirby North Project is the Phase 1 of the Kirby In Situ Oil Sands Expansion Project (Kirby Expansion Project), owned and operated by Canadian Natural.

9 Sunrise Energy Project (Sunrise) is a 50/50 joint venture with Husky Energy Inc.’s (Husky Energy) and BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.

10 Hangingstone Project, a steam assisted gravity drainage (SAGD) project, is wholly owned and operated by Athabasca Oil Corporation (Athabasca Oil).

11 TransCanada Corporation (TransCanada)

12 Millennium mine, owned and operated by Suncor Energy Inc.

13 Steepbank mine, owned and operated by Suncor Energy Inc.

14 Kearl Oil Sands project is operated by Imperial oil and jointly owned by Imperial Oil (71%) and ExxonMobil Canada (29%).

15 Horizon Oil Sands mine site, a wholly owned and operated Canadian Natural Resources Limited (“Canadian Natural”).

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Accomplishments against our 2016 Strategic Priority

At the start of 2016, we reaffirmed our primary goal for shareholders to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. Our focus was on the following tactics:

•	maintain and enhance safety culture;

•	build on our core business;

•	pursue revenue diversity;

•	maintain productivity and profitability;

•	grow positive free cash flow; and

•	maintain a strong balance sheet.

As documented above, we continued to face tough economic challenges and we were significantly impacted by the Fort McMurray Wildfire. Despite these significant challenges, we maintained our focus on our strategic priorities, which aided us in maintaining our resilience through a tough economic year.

Our focus on our strategic priority and tactics resulted in the following significant accomplishments for the year ended December 31, 2016:

•

We continued to elevate the standard of excellence in our safety culture, as reflected by our strong safety record in 2016, which included a significant improvement in our Total Recordable Injury Rate (“TRIR”) of 0.25 down from 0.44 in 2015. This impressive safety number reflected having zero recordable injuries in our maintenance group during 2016.

•

On May 2, 2016, our Kearl Lake Mine site was awarded the 2015 John T. Ryan National Safety Trophy for Select Mines by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in recognition of our outstanding safety record during the 2015 calendar year.

◦

CIM is the leading technical society for professionals connected with the global minerals and materials industry. For over a century, CIM has driven the development and exchange of ideas and technological advancements. Today, CIM has more than 15,000 members, 10 technical societies and over 40 branches comprising a vast network of professionals hailing from industry, academia and government.

◦

With 790,808 hours worked at the Kearl mine during 2015, we achieved a reportable injury rate of zero. We can proudly take our place amongst the five other mines in Canada that also achieved a zero recordable injury rate in 2015. Noticeably, we are the only contractor in the Canadian oil sands to have achieved this goal.

•	On July 28, 2016, we were presented with the Alberta Mine Safety Association (“AMSA”) 2015 Award of Safety Excellence.

◦

AMSA is an organization made up of mining, quarrying and oil sands industry companies, covering over 30 mines throughout the province. The purpose of the association is to foster good relationships between the safety personnel and operating management of all Alberta mining industry companies, with the end goal of ensuring the safest work place for those working in Alberta mining.

◦

This is the first year AMSA is recognizing provincial mining companies and contractors with an award for exceptional safety performance in an active mine setting. We were presented with the Award of Safety Excellence for the 2015 safety performance of all our workers employed for mining purposes, including all our operations, maintenance, supervisory, technical support and clerical staff.

•	We continue to develop our core business with long-term agreements with each of our major customers that extend beyond 2020, including:

◦

On October 21, 2016, we were awarded a multi-year service agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The agreement runs through to December 31, 2020 and covers services for both oil sands mining and steam assisted, gravity drainage (“SAGD”) projects on all the oil sands operator’s sites in the Alberta oil sands. We had previously performed mine support and

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construction services for this oil sands operator under a long-term agreement that covered one base oil sands mining operation, whereas the new agreement incorporates a second oil sands mining operation being constructed (estimated late 2017 production) and the inclusion of the customer’s SAGD sites.

◦

Subsequent to December 31, 2016, on January 24, 2017 we announced the award of an overburden removal contract, valued at over $45 million, with a major oil sands operator, while on February 1, 2017 we announced the renewal of a 5-year master services agreement on a sole sourced, negotiated basis with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The renewal brings us to four long-term agreements with customers that extend beyond 2020.

•	We continue to work towards revenue diversity, including:

◦	Recently completing the construction of two tailing pond dams at the Red Chris Copper mine[16] located in northwest British Columbia.

◦

On October 13, 2016, the Red River Valley Alliance, a consortium including Acciona[17], Shikun Binui[18], InfraRed Capital Partners[19], and North American Enterprises Ltd. (a subsidiary of North American Energy Partners Inc.) was short listed for the Fargo-Moorhead Flood Risk Management Project. The project is based in the flood plains of Fargo, North Dakota and Moorhead, Minnesota, creating a flood diversion for the Red River that flows north into Winnipeg, Manitoba. The Red River Valley Alliance is one of four consortium’s short listed for a significant portion (approximately US$800 million), of the estimated US$2.2 billion comprehensive project.

•

We continue to maintain productivity and profitability, despite the shutdown of all our operations in the Fort McMurray area on May 3, 2016 due to the Fort McMurray wildfire, combined with the slower than expected ramp up after the wildfire.

◦

Our revenue dropped from $281.3 million to $213.2 million. With our continued focus on equipment management cost savings initiatives and strong project execution, we mitigated the impact of the lower volumes, resulting in an improved gross profit of $32.3 million in 2016, $0.5 million higher than 2015 levels, while our gross margin improved to 15.2% in 2016, an improvement of 3.9% from 2015 levels.

◦

In addition, we achieved $50.1 million in Consolidated EBITDA for the current year, compared to $48.5 million in Consolidated EBITDA for the prior year while our Consolidated EBITDA margin improved to 23.5% in 2016, an improvement of 6.2% from 2015 levels.

•

We generated $30.1 million of free cash flow for the year ended December 31, 2016 due to good profitability and strong capital management, compared to $52.5 million of free cash flow generated for the year ended December 31, 2015 (excluding the $29.4 million proceeds generated from the settlement of the equipment sale related to the long-term overburden removal contract with Canadian Natural). The prior year free cash flow benefitted from the settlement of non-cash working capital for projects that wrapped up at the end of 2014.

◦	We ended 2016 with a $13.7 million cash balance, compared to a $32.4 million cash balance at the end of 2015.

•	During 2016, we signed two amending agreements to the Sixth Amended and Restated Credit Agreement (the “Credit Facility”) to support the further lowering of our cost of debt.

◦

On April 4, 2016, we signed the First Amending Agreement to the Credit Facility with our existing banking syndicate. The amendment formalized consent to redeem up to $10.0 million of the outstanding principal balance on our 9.125% Series 1 Senior Unsecured Debentures Due 2017 (the “Series 1 Debentures”) and provided further flexibility in our financing needs with an increase to our capital lease limit, prescribed within the Credit Facility, from $75 million to $90 million.

16 Red Chris Mine, owned and operated by Red Chris Development Company Ltd. (RCDC), a subsidiary of Imperial Metals.

17 Acciona Concesiones S.L is a wholly-owned subsidiary of Acciona S.A. (Guarantor), a company listed on the Spanish IBEX 35 Index. Acciona Concesiones undertakes the development, design, construction, financing, management and operation of transportation and social infrastructure.

18 Shikun & Binui Concessions USA, Inc. (“SBC USA”) is the U.S. infrastructure development subsidiary of Shikun & Binui Ltd., the Guarantor for SBC USA. SBC USA has proven its ability to secure contracts for P3 projects successfully under various concession schemes - including availability payments and revenue risk concessions - and in various market conditions.

19 InfraRed Capital Partners Limited is a leading global venture capital firm specializing in infrastructure and real estate investments.

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◦

On August 26, 2016, we signed the Second Amending Agreement to the Credit Facility with our existing banking syndicate. The amendment allowed for the redemption of the $10 million outstanding principal balance of our Series 1 Debentures, on or before September 30, 2016.

◦	For a complete discussion of the Credit Facility see “Resources and Systems – Capital Resources and Use of Cash” in this MD&A.

•

During 2016, we redeemed the outstanding balance of our Series 1 Debentures, using a combination of lower cost debt from our Credit Facility and cash. With $17.0 million of the two redemptions being financed through the lower cost Credit Facility, we expect to realize approximately $0.8 million in annual savings on our interest expense from these transactions.◆

◦

On April 27, 2016, we redeemed approximately $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis for 100% of the principal amount, plus accrued and unpaid interest.

◦

On September 30, 2016, we redeemed the remaining $10.0 million outstanding balance of our Series 1 Debentures. Holders of record at the close of business on September 26, 2016 had their Series 1 Debentures redeemed for 100% of the principal amount, plus accrued and unpaid interest.

•

With the reduction and final elimination of the Series 1 Debentures over the past three years, the negotiation of a lower cost credit agreement in 2015 and the securing of lower cost capital lease terms in 2015 and 2016, we reduced total 2016 interest cost by $4.1 million from 2015 levels. At December 31, 2016 our total debt is $101.0 million compared to $110.9 million at December 31, 2015.

•

During 2016, we effected normal course issuer bids (“NCIB”) for the purchase and cancellation of voting common shares to improve shareholder value through the consolidation of outstanding common shares.

◦

On May 27, 2016, we completed our normal course purchases and subsequent cancellation of 1,657,514 voting common shares, purchased in the United States, primarily through the facilities of the New York Stock Exchange (“NYSE”), at a volume weighted average price of US$2.27 per share.

◦

On November 15, 2016, we completed our normal course purchases and subsequent cancellation of 1,075,900 voting common shares, purchased in Canada primarily through the facilities of the Toronto Stock Exchange (“TSX”), at a volume weighted average price of $3.84 per share.

◦

We used $9.2 million in cash for the two NCIB transactions and increased our equity per share to $5.21 per share as at December 31, 2016 from $5.18 per share as at December 31, 2015, while still maintaining our dividend of $0.08 per share.

•

During 2016, we increased our common shares held in our trust agreement to 2,213,247 shares held as at December 31, 2016 from 1,256,803 shares held at December 31, 2015. We used $3.7 million in cash for these purchases during 2016. These shares are classified as treasury shares on our balance sheet.

◦	The common shares were purchased by the trustee and are held for the purpose of settling certain stock-based compensation plans that vest in future periods.

◦

By the trustee purchasing the shares well in advance of the vesting of the stock-based compensation units we are able to avoid going to market to purchase the shares required at vesting of the award units, presumably at a higher cost. Alternatively, we are also avoiding diluting our shareholder value by issuing new common shares to settle the vested stock-based compensation units.

•

On May 19, 2016, S&P Global Ratings (“S&P”)[20] affirmed our “B” long-term corporate credit rating and improved their financial risk profile on us from “aggressive” to “intermediate”. In addition, they raised our issue-level rating on our Series 1 Debentures to “BB-” from “B” and revised our recovery rating on the notes to “1” from “4”. In their report, S&P stated that the revisions reflect their assessment of our lower adjusted debt, with prepayments of unsecured debt and spending flexibility, which allows us to reduce capital spending to maintenance levels without compromising our operating efficiency. S&P also stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the “B” rating level.

20 Standard and Poor’s Ratings Services (“S&P”), a division of The McGraw-Hill Companies, Inc.

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For a complete discussion on our Debt Rating and the meaning of S&P’s ratings, please see “Resources and Systems – Debt Ratings” in this MD&A.

A complete discussion on our significant business events for the past three years along with our 2017 strategic priority and tactics can be found in our most recent Annual Information Form (“AIF”).

Normal Course Issuer Bid

On February 14, 2017, we announced that we had amended our previously-announced NCIB through the facilities of the TSX. Under our current NCIB, we were authorized to purchase up to 1,075,968 voting common shares in the capital of the Company (the “Shares”), which at the commencement of the NCIB on August 8, 2016, represented approximately 3.9% of the public float (as determined by TSX requirements). We received conditional approval from the TSX to increase the number of Shares available for repurchase under the NCIB by 1,657,514 Shares (“Additional Shares”) to take into account the fact that at the time of commencing the NCIB on August 8, 2016, our acquisition of Shares pursuant to our previously-announced U.S. share purchase program was deducted from the aggregate number of Shares eligible to be repurchased under the NCIB. We shall acquire Additional Shares only after twelve months have elapsed from the date we made an equivalent purchase of Shares under the previous U.S. repurchase program. The effect of the amended NCIB will be that during the period from August 8, 2016 to August 7, 2017 we would be eligible to purchase up to 10% of the public float as of July 31, 2016 (being 27,344,828 Shares). The purchase of the Additional Shares under the NCIB shall only be made through the facilities of the TSX.

During the preceding 12 months, we have acquired an aggregate of 1,075,900 Shares under our current NCIB at a weighted average price of $3.84 per Share and an aggregate of 1,657,514 Shares primarily through the facilities of the New York Stock Exchange pursuant to our previously-announced U.S. share purchase program at a volume weighted average price of $2.2683 USD per share. The Additional Shares purchased under the amended NCIB, would represent approximately 5.4% of the issued and outstanding Shares, and together with the 1,075,968 shares purchased under the original TSX NCIB will constitute 10% of the public float, as of July 31, 2016. We are of the view that the amendment to the NCIB and the repurchase of additional Shares is an effective use of its cash resources and is in the best interests of the Company and our shareholders. The amended NCIB would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions in the Company.

All purchases of Shares under the amended NCIB will be made in compliance with the TSX rules and the NCIB will terminate no later than August 7, 2017. We will enter into an automatic share purchase plan (the “Plan”) in respect of the amended NCIB. The Plan provides standard instructions regarding how the Shares are to be purchased under the program, subject to pre-established parameters. Prior to any further purchases being made pursuant to the Plan, we will confirm to our broker that we are then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the Plan, we will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the Plan. Pursuant to the terms of the Plan, provided that we are neither in possession of material undisclosed or non-public information relating to the Company nor in a trading blackout period, we will have the ability to authorize the broker to make purchases outside of the pre-established price limits. In the event that the Plan is materially varied, suspended or terminated, we will issue a press release advising of such variation, suspension or termination, as applicable. Shares purchased pursuant to the NCIB will be cancelled.

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C. OUR BUSINESS

Five Year Financial Performance

The table below represents select financial data related to our business performance for the past five years:

Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2016	2015	2014	2013	2012
Operating Data
Revenue	$213,180	$281,282	$471,777	$470,484	$595,422
Gross profit	32,343	31,890	51,400	45,739	24,030
Gross profit margin	15.2%	11.3%	10.9%	9.7%	4.0%
Operating income (loss)	3,923	2,837	11,599	(2,683)	(23,136)
Net income (loss) from continuing operations	(445)	(7,470)	(697)	(18,047)	(32,496)
Consolidated EBITDA from continuing operations(1)	50,073	48,534	64,442	43,466	28,071
Consolidated EBITDA margin from continuing operations(1)	23.5%	17.3%	13.7%	9.2%	4.7%
Net (loss) income(2)	(445)	(7,470)	(1,169)	69,184	(13,673)
Per share information from continuing operations
Net loss – basic & diluted	$(0.01)	$(0.23)	$(0.02)	$(0.50)	$(0.90)
Per share information
Net (loss) income – basic	$(0.01)	$(0.23)	$(0.03)	$1.91	$(0.38)
Net (loss) income – diluted	$(0.01)	$(0.23)	$(0.03)	$1.89	$(0.38)
Balance Sheet Data
Total assets(3)	$350,081	$360,177	$456,581	$445,641	$474,749
Total debt(3)(4)	100,972	110,942	128,324	118,295	330,729
Total shareholders’ equity	158,954	171,618	189,579	191,835	132,557
Debt to shareholders’ equity	0.6:1	0.6:1	0.7:1	0.6:1	2.5:1
Shareholder’s equity per share	$5.21	$5.18	$5.43	$5.52	$3.66
Cash dividend declared per share	$0.08	$0.08	$0.08	$0.00	$0.00

[1]

“Consolidated EBITDA from Continuing Operations” and “Consolidated EBITDA margin from Continuing Operations” is defined as Consolidated EBITDA and Consolidated EBITDA margin excluding results from discontinued operations. For a definition of Consolidated EBITDA and Consolidated EBITDA margin and a reconciliation to net (loss) income see “Non-GAAP Financial Measures” and “Summary of Consolidated Results” in this MD&A.

[2]

Net (loss) income includes results from discontinued operations for the year ended December 31, 2014, 2013 and 2012, respectively. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.

[3]	Total assets and total debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.

[4]

Total debt is calculated as the addition of Series 1 Debentures, capital lease obligations and credit facilities. Excluded from total debt is debt relating to discontinued operations of $6.1 million at December 31, 2012.

Business Overview

We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and “in situ” oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude, Suncor, Imperial Oil21 and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.

We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 382 pieces of diversified heavy construction equipment supported by over 1,723 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.

While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.◆

21 Imperial Oil Resources Limited (Imperial Oil).

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We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.

Operations Overview

Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.

In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.

We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer’s mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer’s oil sands mine sites.

We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project’s lifecycle;

•	long-term customer relationships;

•	operational flexibility; and

•	strong balance sheet to weather the cyclical risks prevalent in the oil sands.

For a complete discussion of our competitive strengths, see the “Business Overview – Competitive Strengths” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Revenue by Source and End Market

Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.

Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.

The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment across revenue sources and markets to support the different types of project’s needs.

For a discussion on our revenue by source and end market see the “Our Business – Revenue by Source and End Market” section of our AIF, which section is expressly incorporated by reference into this MD&A.

Our Strategy

For a discussion on how we will implement our strategy see the “Our Strategy” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS

Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2016	2015	2016 vs 2015 Change
Revenue	$213,180	$281,282	$(68,102)
Project costs	80,023	119,568	(39,545)
Equipment costs	60,020	89,784	(29,764)
Depreciation	40,794	40,040	754
Gross profit	32,343	31,890	453
Gross profit margin	15.2%	11.3%	3.9%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	21,192	24,602	(3,410)
Stock-based compensation expense	6,030	1,696	4,334
Operating income	3,923	2,837	1,086
Interest expense	5,784	9,880	(4,096)
Net loss	(445)	(7,470)	7,025
Net loss margin	(0.2)%	(2.7)%	2.5%
EBITDA(1)	$47,772	$44,326	$3,446
Consolidated EBITDA	$50,073	$48,534	$1,539
Consolidated EBITDA margin	23.5%	17.3%	6.2%
Per share information
Net loss - Basic & Diluted	$(0.01)	$(0.23)	$0.22
Cash dividend declared per share	$0.08	$0.08	$—

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2016	2015
Net loss	$(445)	$(7,470)
Adjustments:
Interest expense, net	5,784	9,880
Income tax benefit	(49)	(114)
Depreciation	40,794	40,040
Amortization of intangible assets	1,688	1,990
EBITDA	$47,772	$44,326
Adjustments:
(Gain) loss on disposal of plant and equipment	(116)	917
Gain on disposal of assets held for sale	(374)	(152)
Equity stock-based compensation expense	2,791	2,511
Equity in earnings of unconsolidated joint venture	—	356
Loss on debt extinguishment	—	576
Consolidated EBITDA	$50,073	$48,534

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Analysis of Consolidated Annual Results

Revenue

For the year ended December 31, 2016, revenue was $213.2 million, down from $281.3 million for the year ended December 31, 2015. The decrease in revenue is primarily due to the shutdown of all our operations in the Fort McMurray area on May 3, 2016 due to the Fort McMurray wildfire, combined with the slower than expected ramp up after the wildfire. Contributing to the lower revenue was the continued effect of low crude pricing on customer spending and unfavorable weather conditions in the first four months of the year, which limited our winter work program to night shifts during certain abnormally warm days during the first quarter. Our current year winter work program consisted of mine support activity at the Kearl, Mildred Lake and Horizon mines combined with overburden removal and tailings pond activities at the Millennium Mine. Reclamation activity at the Aurora mine during the first quarter winter works program did not meet the volumes of last year at the Mildred Lake and Horizon mines. The aforementioned slower than expected summer works ramp up was partially mitigated by new civil dam construction work at the Red Chris Copper mine located in northwest British Columbia during the second half of the year and civil construction activities at the Millennium, Mildred Lake and Aurora mines started late in the third quarter and extending into the fourth quarter. Prior year revenues benefited from a large site development project performed through the year at the Kearl mine, the completion of the Highway 6322 road construction project in Northern Alberta and overburden removal activities performed under the long-term contract on the Horizon mine that was completed at end of the second quarter last year.

Gross profit

For the year ended December 31, 2016, gross profit was $32.3 million or 15.2% of revenue, up from $31.9 million or 11.3% of revenue in the previous year. The higher gross profit for the current year offset the impact of our lower volumes. The gross profit margin improvement for the current year benefitted from lower equipment costs driven by improvements to our preventative maintenance program, which increased equipment operating capacity between scheduled equipment servicing. Complimenting these improvements, warmer temperatures during the first four months of the year helped to reduce our idle time and extreme weather breakdown maintenance that is typically experienced during the first three months of the year.

Depreciation for the year ended December 31, 2016 was $40.8 million (19.1% of revenue) up from $40.0 million (14.2% of revenue) for the year ended December 31, 2015. Depreciation expense is comparable, despite a reduction in revenue, due to an increase in demand for our larger capacity equipment fleet during our first and fourth quarters of our winter work program, combined with the effect of fixed depreciation charges for certain asset groups which offset the effect of lower equipment demand during the second and third quarters.

Operating income

For the year ended December 31, 2016, operating income was $3.9 million, up from $2.8 million for the year ended December 31, 2015.

G&A expense (excluding stock-based compensation expense) was $21.2 million for the year ended December 31, 2016, down from $24.6 million in the year ended December 31, 2015. The current year G&A reflects the benefits gained from cost-saving initiatives implemented over the past year, partially offset by $0.5 million of restructuring charges. Stock-based compensation cost increased $4.3 million compared to the previous year primarily as a result of the effect of the higher share price on the carrying value of the liability classified award plans.

During the year ended December 31, 2016 we recorded a $0.5 million gain on the disposal of plant and equipment and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed their useful lives. In addition we recorded $1.7 million of amortization of intangible assets. We recorded a $0.8 million loss on the disposal of plant and equipment and assets held for sale and recorded $2.0 million in amortization of intangible assets for the year ended December 31, 2015.

22 Province of Alberta, Ministry of Transportation Highway 63 development project.

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Net loss

For the year ended December 31, 2016, we recorded a net loss of $0.4 million (basic and diluted loss per share of $0.01), compared to a net loss of $7.5 million (basic and diluted loss per share of $0.23) for the year ended December 31, 2015. The net loss in the current year included the recording of $6.0 million in stock-based compensation expense, partially offset by $1.4 million in other income generated from the sale of other current assets. This compares to the recording of $1.7 million in stock-based compensation expense recorded in the previous year. The combined income tax benefit in the current period is similar to the previous year combined income tax benefit despite a $7.1 million reduction in net loss compared to the prior year due to the prior year usage of certain non-capital losses compared to the current year. Basic and diluted loss per share in the current period was partially affected by the reduction in issued and outstanding common shares (30,518,907 as at December 31, 2016 compared to 33,150,281 outstanding voting common shares as at December 31, 2015). For a full discussion on our capital structure see “Resources and Systems – Securities and Agreements” in this MD&A.

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Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2016		2015		Change
Revenue	$62,201		$64,994		$(2,793)
Project costs	24,442		26,349		(1,907)
Equipment costs	18,666		19,346		(680)
Depreciation	12,701		10,347		2,354
Gross profit	6,392		8,952		(2,560)
Gross profit margin	10.3%		13.8%		(3.5	) %
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,996		6,123		(1,127)
Stock-based compensation expense	2,753		615		2,138
Operating (loss) income	(1,182)		536		(1,718)
Interest expense	1,136		1,558		(422)
Net loss	(497)		(712)		215
Net loss margin	(0.8	) %	(1.1	) %	0.3%
EBITDA(1)	$13,033		$11,382		$1,651
Consolidated EBITDA(1)	$13,504		$13,456		$48
Consolidated EBITDA margin	21.7%		20.7%		1.0%
Per share information
Net loss – Basic and Diluted	$(0.02)		$(0.02)		—
Cash dividend declared per share	$0.02		$0.02		$—

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2016	2015
Net loss	$(497)	$(712)
Adjustments:
Interest expense, net	1,136	1,558
Income tax benefit	(444)	(320)
Depreciation	12,701	10,347
Amortization of intangible assets	137	509
EBITDA	$13,033	$11,382
Adjustments:
(Gain) loss on disposal of plant and equipment	(292)	931
(Gain) loss on disposal of assets held for sale	(20)	238
Equity stock-based compensation expense	783	905
Loss on debt extinguishment	—	—
Consolidated EBITDA	$13,504	$13,456

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Analysis of Three Month Results

Revenue

For the three months ended December 31, 2016, consolidated revenue was $62.2 million, down from $65.0 million in the same period last year. Revenue was down in the current period, compared to last year as a result of a reduction in civil construction activity at the Millennium and Aurora mines, reduced overburden removal volumes at the Steepbank and Millennium mines and the prior year completion of a site development project at the Kearl mine. This reduced activity was partially offset by the ramp up of our expanded winter work programs at the Mildred Lake and Millennium mines, the completion of civil construction work at the Mildred Lake mine, ongoing mine support activities at the Kearl mine and the completion of a new civil dam construction project at the Red Chris Copper mine, in northwest British Columbia.

Gross profit

For the three months ended December 31, 2016, gross profit was $6.4 million or 10.3% of revenue, down from a gross profit of $9.0 million or 13.8% of revenue during the same period last year. The lower gross profit in the current period was driven by higher depreciation from increased winter work program activity and the completion of preventative maintenance and repair activities, performed early in the quarter to prepare our equipment for our winter work programs. The prior period quarter benefited from project closeout activities on a site development project.

For the three months ended December 31, 2016, depreciation was $12.7 million, up from $10.3 million in the same period last year.

Operating (loss) income

For the three months ended December 31, 2016, operating loss was $1.2 million, compared to operating income of $0.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $5.0 million for the three months ended December 31, 2016, down from $6.1 million in the same period last year, reflecting the benefits gained from cost-saving initiatives implemented over the past year.

Stock-based compensation expense increased $2.1 million compared to the prior year primarily as a result of the effect of the higher share price on the carrying value of the liability classified award plans.

For the three months ended December 31, 2016, we recorded $0.3 million of gains on the disposal of plant and equipment and assets held for sale compared to $1.2 million of losses in the previous period.

Net loss

For the three months ended December 31, 2016, net loss was $0.5 million (basic and diluted loss per share of $0.02), compared to a net loss of $0.7 million from (basic and diluted loss per share of $0.02) during the same period last year. The net loss in the current quarter included the recording of $2.8 million in stock-based compensation expense, partially offset by $1.4 million in other income generated from the sale of other current assets. This compares to the recording of $0.6 million in stock-based compensation expense recorded in the same period last year. The combined income tax benefit recorded in the current period of $0.4 million for the three months ended December 31, 2016 is comparable to the combined income tax benefit recorded in the prior period of $0.3 million for the three months ended December 31, 2015.

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Non-Operating Income and Expense

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2016	2015	2016	2015
Interest expense
Long term debt
Interest on Series 1 Debentures	$—	$452	$977	$3,986
Interest on Credit Facility	453	363	1,593	1,031
Interest on capital lease obligations	652	648	2,836	3,044
Amortization of deferred financing costs	63	107	572	1,961
Interest on long term debt	$1,168	$1,570	$5,978	$10,022
Interest income	(32)	(12)	(194)	(142)
Total Interest expense	$1,136	$1,558	$5,784	$9,880
Foreign exchange (gain) loss	(2)	10	8	(35)
Loss on debt extinguishment	—	—	—	576
Income tax benefit	(444)	(320)	(49)	(114)

Interest expense

Total interest expense was $1.1 million during the three months ended December 31, 2016, down from $1.6 million in the same period last year. In the year ended December 31, 2016, total interest expense was $5.8 million, down from the $9.9 million the year ended December 31, 2015.

Interest on our Series 1 Debentures dropped to $nil and $1.0 million, respectively, during the three months and year ended December 31, 2016, from $0.5 million and $4.0 million in the respective corresponding period last year. The reduction is a result of the redemption of $58.7 million of Series 1 Debentures since the end of the first quarter in the prior year.

Interest on our Credit Facility increased to $0.5 million and $1.6 million, respectively, during the three months and year ended December 31, 2016, from $0.4 million and $1.0 million during the respective three months and year ended December 31, 2015. The increase in current year interest is related to the $30.0 million borrowing under the Term Loan of our Credit Facility as well as an $11.0 million draw on our Revolver, with both borrowings used to support the redemption of the Series 1 Debentures. The impact of the increased borrowing on interest expense was partially offset by reduced pricing negotiated in July 2015.

Interest on capital lease obligations for the three months and year ended December 31, 2016 was comparable to prior year and decreased in the year ended December 31, 2016 to $2.8 million from $3.0 million in the corresponding period last year. Current year interest on capital lease obligations is lower than the interest during the year ended December 31, 2015, largely due to favorable pricing secured during recent lease additions. For a discussion on assets under capital lease see “Resources and Systems – Capital Resources and Use of Cash”.

Amortization of deferred financing costs of $0.1 million for the three months ended December 31, 2016 was comparable to prior year. The current year amortization of deferred financing costs dropped to $0.6 million from $2.0 million in the same period last year primarily as a result of $0.2 million in write-offs in the current year for the Series 1 Debentures, compared to $0.8 million in partial write-offs of deferred financing cost related to $38.8 million in partial redemptions of Series 1 debentures executed during the prior year. Prior year interest also included $0.4 million in write-offs from the expiration of our previous credit facility.

Foreign exchange (gain) loss

The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment and equipment parts. A more detailed discussion about our foreign currency risk can be found under “Risk Factors – Quantitative and Qualitative Disclosures about Market Risk”.

Loss on debt extinguishment

During the year ended December 31, 2016, we redeemed $19.9 million aggregate principal amount of Series 1 Debentures as part of our debt restructuring and recorded no gain or loss related to the transactions. The loss on debt extinguishment of $0.6 million during the year ended December 31, 2015, relates to partial Series 1 Debenture redemptions completed during the year at a premium.

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A more detailed discussion on the partial redemption of our Series 1 Debentures can be found under “Resources and Systems – Securities and Agreements”.

Income tax benefit

For the three months ended December 31, 2016, we recorded a current income tax expense of $nil and a deferred income tax benefit of $0.4 million, providing a total income tax benefit of $0.4 million. This compares to a combined income tax benefit of $0.3 million for the same period last year.

For the year ended December 31, 2016, we recorded no income tax expense and a nominal amount of deferred income tax benefit. This compares to a combined income tax benefit of $0.1 million for the year ended December 31, 2015.

Income tax as a percentage of income before taxes differs from the statutory rates of 27.0% for the three months and year ended December 31, 2016 and 26.0% for the three months and year ended December 31, 2015. Due to the significant amount of temporary timing differences that reversed in 2015, non-capital losses of $60.7 million was used to offset taxable income compared to $7.6 million of non-capital losses used to offset taxable income in 2016. The differences in the year ended December 31, 2016 were primarily due to permanent differences resulting from stock-based compensation, book to filing differences and the disaster relief payment provided to our displaced employees and families during the Fort McMurray wildfire. The difference from the statutory rates in prior year is primarily due to the enacted increase of the Alberta provincial corporate tax rates and permanent differences resulting from stock-based compensation expense and other tax adjustments.

Summary of Consolidated Quarterly Results

As discussed in “Significant Business Events – Fort McMurray Wildfire”, the results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the evacuation in Fort McMurray. We were able to return to mines sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational levels.

In addition, a number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of “mark-to-market” expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Series 1 Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.

The table, below, summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended

(dollars in millions, except per share amounts)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
Revenue	$62.2	$48.2	$24.2	$78.5	$65.0	$66.8	$64.4	$85.1
Gross profit	6.4	5.4	2.1	18.4	9.0	7.4	4.6	11.0
Operating (loss) income	(1.2)	(0.3)	(5.3)	10.7	0.5	1.0	(0.8)	2.2
Consolidated EBITDA	13.5	9.0	1.7	25.9	13.5	12.2	8.1	14.8
Total net (loss) income	(0.5)	(1.4)	(4.9)	6.4	(0.7)	(2.1)	(4.1)	(0.5)
Net (loss) income per share – basic(i)	$(0.02)	$(0.05)	$(0.16)	$0.20	$(0.02)	$(0.07)	$(0.13)	$(0.01)
Net (loss) income per shares – diluted(i)	$(0.02)	$(0.05)	$(0.16)	$0.19	$(0.02)	$(0.07)	$(0.13)	$(0.01)
Cash dividend declared per share(ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

i)	Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)	The timing of the payment of the cash dividend per share may differ from the dividend declaration date.

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We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support activity levels in the oil sands decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable for work requiring frozen ground access in the oil sands.

Delays in the start of the winter freeze, required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.

Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the “spring breakup”, once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see “Claims and Change Orders”.

Our profitability can also be affected by significant changes to our share price and the effect this change has on the “mark-to-market” valuation of our liability based stock-based compensation plan.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events in the past two years, which include the reduction of our overhead support costs and the overall reduction of our debt, have changed the impact of these fixed costs as compared to previous years.

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.

Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

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Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the year ended December 31, 2016, due to the timing of receipt of signed change orders, we recorded $1.2 million in claims revenue recognized to the extent of costs incurred. As at December 31, 2016, we had $8.3 million of unresolved claims and change orders, primarily related to one customer, recorded on our balance sheet. Subsequent to December 31, 2016, $1.2 million of this amount was approved by the customer. This compares to $7.5 million of unresolved claims and change orders recorded on our balance sheet for the year ended December 31, 2015. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.

Contingent Proceeds

On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the “Piling sale”) to the Keller Group plc (the “Keller Group” or the “Purchaser”). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.

As part of the sale, we had the opportunity to receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold in the three years following the transaction. We have determined that we will not be entitled to receive any of the $92.5 million in additional proceeds related to the Piling sale.

E. OUTLOOK

Even before OPEC and in particular Saudi Arabia, made a complete about turn in relation to production strategy, a re-balancing of oil supply and demand appeared to be well underway. Therefore, although the deep and unusually long cyclical downturn in the oil industry is into its third year, the worst seems to be behind us. The oil price appears to have stabilized in the low US$50’s per barrel and may head higher as 2017 progresses.◆

In response to the downturn, most of our oil sands mining customers elected to increase their production and all slashed their expenses in order to lower operating costs per barrel.◆ While it is unlikely that there may be new mines announced until oil prices are much higher, it is important to note that the new Fort Hills mine is due on-stream late this year and the drive for increased production on most existing mines should lead to greater volumes of recurring mine services for us to address.◆

Several of our customers have achieved operating cost savings per barrel of around 30% in Canadian dollar terms, which equates to about 50% in US dollars, due to the depreciation of the local currency, in which most expenses are incurred. As the Canadian dollar is not expected to significantly appreciate in 2017, this situation provides our customers with a meaningful cost advantage to exploit. This seems to be translating into more work opportunities for us and we have already secured considerably more earthworks volume than was available last year, including an overburden stripping contract that we plan to ramp up in the usually seasonally slow second quarter. In addition we are already dealing with bids for summer construction projects that are not usually issued until the March / April time frame. Early indications are that, in the absence of a wildfire interruption, 2017 will be much busier for us than 2016.◆

We recently extended a near expiration Master Service Agreement (“MSA”) on a sole sourced, negotiated basis with a key customer which means that we are not faced with another expiration situation until late 2020. Therefore, we have come through the downturn with all of our MSAs intact or expanded, which we believe underpins our revenue expectations for several years.◆

In the other resource industries, such as coal, iron ore, base metals, and precious metals, we have seen much increased bidding activity and opportunities. We were successful in winning a summer 2016 tailings dam construction job at the Red Chris copper mine in British Columbia, which we hope will be extended into 2017. This project represents the first of what we believe will be a stream of future opportunities from our diversification activities in this sector, as commodity pricing and associated development activity improves.◆

Our business development work in the infrastructure sector continues and we have received additional partnering requests and opportunities to participate in major infrastructure projects. We were very pleased to qualify to bid for the Fargo-Moorhead flood mitigation project, in the northern US, as part of a strong consortium. The bid will be completed in 2017, with an award expected in the late fall to the successful proponent.◆

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We definitely view the infrastructure sector as a positive opportunity and are actively pursuing both major and minor projects. In major infrastructure projects, we seek to find strong senior partners with mega-project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If our partnership is successful in the tender, we look to self-perform the earthworks while also contributing to the overall project management team. In situations where our project team is not awarded the work, we will continue to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). We believe the project insight and knowledge gained by being a project partner increases our ability to accurately assess risk and price as a subcontractor.◆

Our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to allow us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities.◆

In summary, we continue to pursue heavy civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and infrastructure projects. We are excited about our organic growth potential and believe we can capitalize on it to grow both Consolidated EBITDA and free cash flow significantly over the next three years.◆

F. LEGAL AND LABOUR MATTERS

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permit and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances; and

•	laws and regulations relating to worker safety and protection of human health.

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

For a complete discussion of our laws and regulations and environmental matters, see the “Legal and Labour Matters – Laws and Regulations and Environmental Matters” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Legal Proceedings and Regulatory Actions

From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.

Employees and Labour Relations

As at December 31, 2016, we had approximately 131 salaried employees (2015 – 152 salaried employees) and approximately 774 hourly employees (2015 – 831 hourly employees) in our Western Canadian operations. Of the 774 hourly employees, approximately 673 employees are union members and work under collective bargaining agreements (December 31, 2015 – 683 employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from 700 employees to approximately 1,600 employees depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.

The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers (“IUOE”) Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating

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Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association (“ARBHCA”), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., which has been extended until 2018.

Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.◆

G. RESOURCES AND SYSTEMS

CAPITAL STRATEGY

Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities have included significantly reducing our total debt, lowering our average cost of debt, purchasing and subsequently canceling more than 15% of our voting common shares and increasing the borrowing flexibility of our Credit Facility by securing the facility through a combination of working capital and equipment. Building on these prior year successes, we took the following actions in 2016:

•	Redeemed the $19.9 million outstanding principal amount of the Series 1 Debentures using funds from the Credit Facility and available cash, saving $0.8 million in future interest payments.

•	Reduced total debt to $101.0 million from $110.9 million in the prior year, a $9.9 million reduction while also ending the current year with $13.7 million in cash.

•	Continued to leverage the leasing capacity provided by our equipment leasing partners to finance $23.5 million of new and used equipment through capital leases.

•

Completed normal course purchases and subsequent cancellations of over 1.6 million of our voting common shares, purchased in the United States, primarily through the facilities of the NYSE, at a volume weighted average price of US$2.27 per share.

•

Completed normal course purchases and subsequent cancellations of almost 1.1 million voting common shares, purchased in Canada through the facilities of the TSX at a volume weighted average price of $3.84 per share.

•

The number of voting common shares held by the trust established for the future settlement of units issued under certain of our stock-based compensation plans increased by almost 1.0 million voting common shares to a balance of over 2.2 million as at December 31, 2016 (which shares are classified as treasury shares on our balance sheet).

•	Continued with our dividend policy, declaring $0.08 in dividends per share for the year.

With this ongoing strengthening and leveraging of the debt structure on our balance sheet we continue to build on our flexibility to be more competitive with our pricing in the oil sands and to succeed despite uncertain times in oil price driven marketplaces.

We will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects. We also believe we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.◆

With the redemption of the remaining balance our Series 1 Debentures we believe we are now positioned to explore new unsecured low cost debt options to support potential future acquisitions opportunities and growth capital investments.◆

With the ongoing purchase and cancellation of our voting common shares we continue to increase shareholder value per share, while the purchase of common shares by the trust, established to acquire and hold shares in respect of stock-based compensation plans well in advance of our stock-based compensation settlement dates, will have a positive impact on shareholder dilution and cash costs going forward.◆

For a complete discussion on these activities see “Credit Facility” and “Securities and Agreements” in this section of the MD&A.

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SUMMARY OF CONSOLIDATED CASH FLOWS

Consolidated cash flows are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2016	2015	2016	2015
Cash provided by operating activities	$3,890	$12,492	$39,831	$77,099
Cash (used) provided by investing activities	(2,027)	(4,999)	(10,516)	4,769
Cash used by financing activities	(11,312)	(8,333)	(48,000)	(50,473)
Net (decrease) increase in cash	$(9,449)	$(840)	$(18,685)	$31,395

Operating activities

Cash (used) provided from the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
Net change in non-cash working capital
Accounts receivable	$(18,395)	$6,726	$(15,344)	$45,367
Unbilled revenue	(968)	1,037	1,600	26,057
Inventories	(736)	(227)	(1,437)	3,746
Prepaid expenses and deposits	332	399	126	690
Accounts payable	6,573	(1,683)	4,517	(29,751)
Accrued liabilities	3,173	(4,272)	4,144	(6,892)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,050	(780)	614	457
	$(8,971)	$1,200	$(5,780)	$39,674

During the three months ended December 31, 2016, cash provided in operating activities was $3.9 million, down from $12.5 million provided during the three months ended December 31, 2015. The current period drop in cash flow is largely due to an increase in working capital, driven primarily by extended payment terms for certain customers and delays by a customer in approving submitted invoices. This was partially offset by improved net income in the period.

During the year ended December 31, 2016, cash provided in operating activities was $39.8 million, down from $77.1 million provided during the year ended December 31, 2015. The decreased cash from operations in the current period is a result of an increase to non-cash working capital, driven partially by an increase in collection terms with certain customers, partially offset by improved net income. Cash provided by operations during the year ended December 31, 2015 benefitted from the settlement of working capital related to the closeout of our Canadian Natural contract.

There are currently no legal or economic restrictions on subsidiaries of NAEPI that could impair the ability to pay dividends and provide loans or advances to NAEPI.

Investing activities

During the three months ended December 31, 2016, cash used by investing activities was $2.0 million, compared to $5.0 million in cash used for investing activities in the three months ended December 31, 2015. Current period investing activities included $12.7 million for the purchase of plant, equipment and intangible assets, partially offset by $10.7 million in proceeds from the disposal of plant and equipment, assets held for sale and the settlement of sale and leaseback agreements. Prior year investing activities included $12.6 million for the purchase of plant, equipment and intangible assets, offset by $7.6 million cash received on the disposal of plant and equipment, assets held for sale and the partial settlement of sale and leaseback agreements.

During the year ended December 31, 2016, cash used by investing activities was $10.5 million, compared to $4.8 million provided by investing activities during the year ended December 31, 2015. Current period investing activities included cash inflows of $16.9 million from the disposal of plant and equipment, assets held for sale and for the settlement of sale and leaseback agreements. This was partially offset by $27.4 million of cash used for plant, equipment and intangible asset purchases. Investing activities during the year ended December 31, 2015 included $38.0 million in proceeds for the disposal of plant and equipment and assets held for sale, which included the $29.4 million proceeds from the Canadian Natural contract fleet sale, coupled with the settlement of sale and

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leaseback agreements. This was partially offset by $33.3 million of plant, equipment and intangible asset purchases which included $5.4 million for the settlement of liabilities related to fourth quarter 2014 plant, equipment and intangible asset purchases and the buyout of $3.0 million of operating leases.

Financing activities

Cash used in financing activities during the three months ended December 31, 2016, was $11.3 million driven by $1.1 million in scheduled principal repayments on the Credit Facility term loan, $5.6 million in capital lease obligation repayments, $3.2 million for the purchase and subsequent cancellation of common shares and $1.1 million for treasury share purchases. Cash used in financing activities for the three months ended December 31, 2015 was $8.3 million, driven from $1.1 million in scheduled principal repayments on the Credit Facility term loan, $4.8 million in capital lease obligation repayments and $1.1 million for the purchase and subsequent cancellation of common shares. Cash used in dividend payments during the three months ended December 31, 2016 was $0.6 million and for the three months ended December 31, 2015 was $1.3 million.

For the year ended December 31, 2016, cash used in financing activities was $48.0 million driven by $19.9 million for the repurchase of Series 1 Debentures (partially financed by $17.0 million in Credit Facility borrowings), $6.0 million of Credit Facility repayments, $24.5 million in capital lease obligation repayments, $9.2 million for the purchase and subsequent cancellation of common shares and $3.7 million of treasury share purchases. Cash used in financing activities during the year ended December 31, 2015 was $50.5 million, driven by $39.4 million used for the repurchase of Series 1 Debentures (partially financed by $30.0 million in Credit Facility borrowings), $5.5 million of Previous Credit Facility repayments, $1.4 million of Credit Facility repayments, $21.7 million in capital lease obligation repayments, $6.2 million for the purchase and subsequent cancellation of common shares and $2.4 million of treasury share purchases.

LIQUIDITY

As at December 31, 2016, we had $13.7 million in cash and $51.7 million unused borrowing availability on our Revolver (unused Revolver borrowing availability is limited by the Credit Facility’s borrowing base), for a total liquidity of $65.4 million (defined as cash plus available and unused Credit Facility borrowings). This compares to our total liquidity of $85.2 million as at December 31, 2015 ($32.4 million cash and $52.8 million available and unused Credit Facility borrowing). Our liquidity is complemented by available borrowings through our equipment leasing partners.

Under the terms of our Credit Facility, our capital lease borrowing is limited to $90.0 million. As at December 31, 2016, we had $28.6 million in unused capital lease borrowing availability under the terms of the Credit Facility ($27.6 million as at December 31, 2015). There are no restrictions within the terms of our Credit Facility for borrowing using operating leases.

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Summary of Consolidated Financial Position

(dollars in thousands)	December 31, 2016	December 31, 2015
Cash	$13,666	$32,351
Current working capital assets
Accounts receivable	$40,080	$24,736
Unbilled revenue	15,965	17,565
Inventories	3,437	2,575
Prepaid expenses and deposits	1,551	1,682
Assets held for sale	247	180
Current working capital liabilities
Accounts payable	(29,551)	(25,034)
Accrued liabilities	(11,175)	(6,768)
Billings in excess of costs	(1,071)	(457)
Total net current working capital (excluding cash)	$19,483	$14,479
Intangible assets	1,790	3,174
Plant and equipment	256,452	258,752
Total assets	350,081	360,177
Total long term financial liabilities(1) ‡	(73,609)	(83,112)
Net Debt
Capital lease obligations (including current portion)	(61,400)	(62,443)
Credit Facility (including current portion)(1)	(39,572)	(28,572)
Series 1 Debentures(1)	—	(19,927)
Total Debt*	(100,972)	(110,942)
Cash	13,666	32,351
Net Debt*	(87,306)	(78,591)

*	See “Non-GAAP Financial Measures”.

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(1)	Excludes deferred financing costs.

Current working capital fluctuations effect on liquidity

As at December 31, 2016, we had $2.1 million in trade receivables that were more than 30 days past due, up from $0.1 million as at December 31, 2015. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue related to unexecuted change orders are recorded as unbilled revenue only to the extent of costs incurred. As of December 31, 2016, we had $8.3 million of unresolved claims and change orders recorded on our balance sheet. This compares to $7.5 million for the year ended December 31, 2015. For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.

Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

As at December 31, 2016, holdbacks totaled $0.5 million, up from $nil as at December 31, 2015. Holdbacks represent 1.3% of our total accounts receivable as at December 31, 2016 (nil% as at December 31, 2015). The current year increase in holdbacks represents timing of construction services projects and the associated substantial completion of work.

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CAPITAL RESOURCES AND USE OF CASH

Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.

We anticipate that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2017 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.◆

Plant, Equipment and Intangible Asset Purchases

Our capital spending program is primarily focused on acquiring equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.

As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as “multi-life component” equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.

For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as “single-life component” equipment.

We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $15.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. Our fleet replacement is primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.

In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.◆ Our equipment fleet value is currently split among owned (63%), leased (34%) and rented equipment (3%).

For the year ended December 31, 2016, we used $10.5 million for net capital expenditures (expenditures, net of proceeds from: the sale of equipment; assets held for sale; and financing of owned equipment) on plant, equipment and intangible assets. As previously discussed in “Summary of Consolidated Cash Flows” in this MD&A, in the year ended December 31, 2015 we received $29.4 million as proceeds for the settlement of the Canadian Natural overburden removal contract fleet. Excluding these proceeds, net capital expenditures were $24.6 million for the year ended December 31, 2015. In addition, we acquired $9.6 million of equipment through capital leases for the year ended December 31, 2016 ($9.7 million for the year ended December 31, 2015). We entered into a further $13.9 million in capital leases during the year ended December 31, 2016 to finance owned equipment ($10.4 million for the year ended December 31, 2015).

Included in the net capital expenditures and equipment secured through capital leases for the year ended December 31, 2016 was $6.5 million invested in growth capital expenditures, driven by an investment in expanding the haul capacity of certain sizes of our existing heavy haul equipment fleet. The balance of the net capital expenditures and equipment secured through capital leases supported our sustaining capital requirements.

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We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In 2017 we intend to limit our annual sustaining capital expenditures to approximately $25.0 million to $35.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements. We believe that our annual growth capital expenditures could range from $5.0 million to $10.0 million, to support our anticipated growth in revenue. We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.◆

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2016 for our ongoing operations.

					Payments due by fiscal year
(dollars in thousands)	Total	2017	2018	2019	2020	2021 and thereafter
Credit Facility(i)	28,572	8,246	20,326	—	—	—
Revolver	11,000	—	11,000	—	—	—
Capital leases (including interest)	65,415	26,353	24,385	11,396	3,281	—
Equipment and building operating leases	21,787	3,578	3,234	3,323	3,447	8,205
Supplier contracts	3,266	3,266	—	—	—	—
Total contractual obligations	$130,040	$41,443	$58,945	$14,719	$6,728	$8,205

(i)	The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.

Our total contractual obligations of $130.0 million as at December 31, 2016 have decreased from $151.3 million as at December 31, 2015 primarily as a result of the redemption of $19.9 million in Series 1 Debentures along with scheduled payments against our Credit Facility, capital leases and building operating leases. This was partially offset by $17.0 million in Credit Facility borrowings.

For a discussion on the Revolver see “Credit Facility”, above and for a more detailed discussion of our 9.125% Series 1 Debentures, see “Description of Securities and Agreements – 9.125% Series 1 Debentures” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Credit Facility

On July 8, 2015, we entered into the Sixth Amended and Restated Credit Agreement (“the Credit Facility”) with the existing banking syndicate. The Credit Facility matures on September 30, 2018. The Credit Facility allows borrowing of up to $100.0 million, contingent upon the value of the borrowing base. The Credit Facility is composed of a $70.0 million revolving loan (the “Revolver”) and a $30.0 million term loan (the “Term Loan”). The Credit Facility provides a borrowing base, which is determined by the value of account receivables, inventory, unbilled revenue and plant and equipment.

The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of the lesser of 25.0% of consolidated excess cash flow as defined in the Credit Facility and $4.0 million at any time when the outstanding principal under the Term Loan is equal to or greater than $18.0 million. The 2015 annual sweep calculation identified the requirement for us to make a $1.7 million accelerated repayment on the Term Loan on April 29, 2016. There is an accelerated payment of $4.0 million required as a result of the 2016 annual sweep calculation of which has been included in the current liability.

•	Consolidated excess cash flow is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments.

On April 4, 2016, we signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal

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balance of the Series 1 Debentures on or before May 31, 2016 and provided further flexibility in our financing needs with an increase to the capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million. The Company redeemed the Series 1 Debentures on April 27, 2016.

On August 26, 2016, we entered into the Second Amending Agreement to the Sixth Amended and Restated Credit Agreement to allow for the redemption of the $10.0 million outstanding principal balance of the Series 1 Debentures on or before September 30, 2016 using $6.0 million drawn from the Term Loan, equivalent to the previously repaid amount of the original $30.0 million Term Loan, complimented with borrowings from the Revolver. The Company redeemed the Series 1 Debentures on September 30, 2016. As a result of the Fort McMurray wildfires and the effect on our second and third quarter volumes, the amendment also temporarily adjusted the covenants under the terms of the Credit Facility. The Senior Leverage Ratio is to be maintained at less than 3.5:1 through June 30, 2017 and thereafter reduced to a ratio of less than 3.0:1, while the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1 except for the quarter ending March 31, 2017 where a ratio greater than 0.9:1 will be permitted.

•	The Senior Leverage Ratio means, at any time, the ratio of the Senior Debt at such time to Consolidated EBITDA for the four Fiscal Quarters ended immediately preceding such time.

•	The Fixed Charge Cover Ratio means, for any period, the ratio of:

a.	Consolidated EBITDA for such period less current taxes based on income of the Borrower and its Subsidiaries and paid in cash with respect to such period, to

b.	Consolidated Fixed Charges for such period. Consolidated Fixed Charges is defined as, for any period, an amount equal to the sum (without duplication) of the amounts for such period of (i) Consolidated Cash Interest Expense, (ii) scheduled payments of the principal amount of debt payable by the Borrower or any of its Subsidiaries (excluding the principal paid on unsecured debt if repaid by the Borrower), (iii) Unfunded External Payments and (iv) Unfinanced Net Capital Expenditures, all of the foregoing as determined on a consolidated basis for the Company and its subsidiaries for such period in conformity with GAAP.

As at December 31, 2016, we were in compliance with the Credit Facility covenants.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (“LIBOR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.

Borrowing activity under the Credit Facility

As of December 31, 2016, the Revolver had $0.8 million in issued letters of credit and an unpaid balance of $11.0 million and the Term Loan had an unpaid balance of $28.6 million. The December 31, 2016 borrowing base allowed for a maximum draw of $92.1 million, limiting our unused borrowing availability under the Revolver was $58.2 million, which is limited by the borrowing base to $51.7 million.

As at December 31, 2015 there was $2.4 million issued and undrawn letters of credit under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million, limiting our unused borrowing availability under the Revolver was $67.6 million, which is limited by the borrowing base to $52.8 million.

Securities and Agreements

Capital structure

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.

On November 15, 2016, we completed normal course purchases and subsequent cancellations of 1,075,900 of voting common shares, purchased in Canada through the facilities of the TSX at a volume weighted average price of $3.84 per share.

On May 27, 2016, we completed normal course purchases and subsequent cancellations of 1,657,514 of voting common shares, purchased in the United States, primarily through the facilities of the NYSE, at a volume weighted average price of US$2.27 per share.

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On December 22, 2015, we completed normal course purchases and subsequent cancellations of 532,520 of our voting common shares purchased in Canada through the facilities of the TSX, at a volume weighted average price of $2.83.

On June 18, 2015, we completed normal course purchases and subsequent cancellations of 1,771,195 voting common shares purchased in the United States, primarily through the facilities of the NYSE at a volume weighted average price of US$2.91 per share (500,000 of these voting common shares had been purchased and subsequently cancelled in the normal course, as at December 31, 2014).

All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.

On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at February 10, 2017, there were 30,518,907 voting common shares outstanding, which included 2,492,880 common shares held by the trust fund and classified as treasury shares on our consolidated balance sheets (30,518,907 common shares, including 2,213,247 common shares classified as treasury shares at December 31, 2016). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2016, there were an aggregate of 1,176,080 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,176,080 common voting shares.

For a more detailed discussion of our share data, see “Description of Securities and Agreements – Capital Structure” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

On February 14, 2017 we announced an amendment to our previously announced NCIB through the facilities of the TSX. We received conditional approval from the TSX to increase the number of voting common shares available for repurchase under the NCIB by 1,657,514 voting common shares (“Additional Shares”). Such Additional Shares would represent approximately 5.4% of our issued and outstanding common shares and together with the 1,075,968 voting common shares purchased under the original TSX NCIB, will constitute 10% of our public float, as of July 31, 2016. For a complete discussion on this amendment, see “Significant Business Events – Normal Course Issuer Bid” in this MD&A.

9.125% Series 1 Debentures

On April 7, 2010, we issued $225.0 million of 9.125% Series 1 Senior Unsecured Debentures Due 2017. We partially redeemed the Series 1 Debentures throughout the term of the Series 1 Debentures and redeemed the remaining Debentures on September 30, 2016. As at December 31, 2015 we had $19.9 million of Series 1 Debentures outstanding.

Debt Ratings

On May 19, 2016, S&P Global Ratings (“S&P”) affirmed our “B” long-term corporate credit rating. At the same time, they improved their financial risk profile on us from “aggressive” to “intermediate”. In their report, S&P stated that the revision reflects their assessment of our lower adjusted debt, with prepayments of unsecured debt and spending flexibility, which allows us to reduce capital spending to maintenance levels without compromising our operating efficiency. S&P also stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the “B”.

For a discussion of our debt ratings, see the “Debt Ratings” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Related Parties

On July 14, 2016, we appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director’s appointment.

For the year ended December 31, 2016, we received $174 in this related party transaction since the director’s appointment.

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Internal Systems and Processes

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of December 31, 2016 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Vice President, Finance are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2016, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at December 31, 2016, maintained, in all material respects, effective ICFR based on the criteria established in the 2013 Internal Control-Integrated Framework issued by the COSO.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the year ended December 31, 2016.

Accounting Pronouncements

We recently adopted the following accounting pronouncements:

•	Compensation – Stock Compensation

◦

We adopted this Accounting Standard Update (“ASU”) No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period effective commencing January 1, 2016. The adoption of this standard did not have a material effect on our consolidated financial statements.

•	Interest – Imputation of interest

◦

We adopted this ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30) and ASU No. 2015-15, Imputation of Interest (Subtopic 835-30) effective commencing January 1, 2016. The adoption of this standard did not have a material effect on our consolidated financial statements.

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•	Compensation – Stock Compensation

◦

We adopted this ASU No. 2016-09, Compensation - Stock Compensation (Topic 718) effective commencing December 15, 2016. The adoption of this standard did not have a material effect on our consolidated financial statements.

Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASU’s 2016-08, 2016-10, 2016-12 and 2016-20. This ASU will be effective commencing January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Financial Instruments – Overall

◦

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are currently assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Leases

◦

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are currently assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Statement of Cash Flows

◦

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are currently assessing the impact the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the “Accounting pronouncements recently adopted” and “Recent accounting pronouncements not yet adopted” sections of our Consolidated Financial Statements for the year ended December 31, 2016 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Critical Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by us include:

•

assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	assumptions used in periodic impairment testing; and

•

estimates and assumptions used in the determination of the recoverability of deferred tax assets, the useful lives of plant and equipment and intangible assets and potentially the allowance for doubtful accounts.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.

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The complex judgments and estimates most critical to an investor’s understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Plant and equipment

•	Allowance for doubtful accounts receivable

•	Financial instruments

•	Foreign currency translation

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our Consolidated Financial Statements for year ended December 31, 2016 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	The belief that we will realize approximately $0.8 million in annual savings on interest expense from financing the redemption of our Series 1 Debentures with our lower cost Credit Facility.

•	The belief that we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada.

•	The belief that current oil prices have stabilized in the low US$50’s and may head higher in 2017.

•	The expectation that over the medium to long term our customers’ drive for increased production should lead to greater volumes of recurring mine services for us.

•	The expectation that 2017 will be a busier year for the Company than 2016.

•	Our expectation that we will receive future opportunities from our diversification activities in the other resource industries.

•	Our expectation that our MSAs will underpin our revenue expectations over the next several years.

•	Our belief that the project insight and knowledge gained by being a project partner on major infrastructure projects increases our ability to accurately price and risk work as subcontractor.

•	Our belief that we can capitalize on our organic growth potential to grow both Consolidated EBITDA and free cash flow significantly over the next three years.

•

Our belief that our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure, will provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.

•

Our belief that the ongoing purchase and cancellation of our voting common shares will increase shareholder value per share, while the purchase of common shares through the trust established to acquire and hold shares in respect of stock-based compensation plans will have a positive impact on shareholder dilution and cash costs going forward.

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•	Our expectation that we will not experience a strike or lockout.

•	Our belief that we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.

•

Our anticipation that we will have enough cash from operations to fund our annual expenses, capital additions and dividend payments in 2017, and in the event that we require additional funding, we will be able to satisfy that need by the funds available from our Credit Facility.

•

Our belief that our equipment ownership strategy will continue to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

•

The belief that the amended NCIB would increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions in the Company.

•

Our anticipation that we will limit our capital expenditures to approximately $25.0 million to $35.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements and that cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions”, “Risk Factors” and “Quantitative and Qualitative Disclosure about Market Risk”, below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly in 2017;

•	that the Canadian dollar does not significantly appreciate in 2017;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•

that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

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•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers’ ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•

our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

•

our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•

our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk Factors

The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

Foreign Exchange Risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

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At December 31, 2016, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

All dollar amounts set forth in this MD&A, the attached financial statements and AIF for the year ended December 31, 2016 are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following tables set forth the exchange rates for one Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada nominal noon exchange rates. On February 10, 2017, the Noon Buying Rate was $1.00 = US $0.76.

	2016
	December	November	October	September	August	July
High for period	$0.76	$0.75	$0.76	$0.78	$0.78	$0.78
Low for period	0.74	0.75	0.75	0.75	0.76	0.76

		Year ended December 31,
		2016	2015	2014	2013	2012
Average for period		$0.76	$0.78	$0.90	$0.97	$1.00

Interest Rate Risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

At December 31, 2016, we had $28.6 million outstanding debt pertaining to our Term Loan under the Credit Facility (December 31, 2015 – $28.6 million).

Business Risk Factors

•

Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•

Changes in our customers’ perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

•	Our customer base is concentrated, and the loss of, or a significant reduction in, business from a major customer could adversely affect our financial condition.

•

Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Anticipated new major capital projects in the oil sands may not materialize.

•	A significant amount of our revenue is generated by providing construction services for fixed term projects.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

34	2016 Management’s Discussion and Analysis

NOA

•	Unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.

•

Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•

A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet. A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

•	Significant labour disputes could adversely affect our business.

For further information on risks, including “Quantitative and Qualitative Disclosure about Market Risk”, “Business Risk Factors”, and “Risk Factors Related to Our Common Shares” please refer to the “Forward-Looking Information, Assumptions and Risk Factors - Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

I. GENERAL MATTERS

Additional Information

Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.

For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see “Glossary of Terms” in our most recent AIF.

Additional information relating to us, including our AIF dated February 14, 2017, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

2016 Management’s Discussion and Analysis	35

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Energy Partners Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants. The Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2016. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2016, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2016 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Martin Ferron President and Chief Executive Officer February 14, 2017	Rob Butler Vice President, Finance February 14, 2017

36	2016 Consolidated Financial Statements

KPMG LLP
2200, 10175 101 St NW
Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended December 31, 2016. Our responsibility is to express an opinion on North American Energy Partners Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

2016 Consolidated Financial Statements	37

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and our report dated February 14, 2017, expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants

Edmonton, Canada

February 14, 2017

38	2016 Consolidated Financial Statements

KPMG LLP
2200, 10175 101 St NW
Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

2016 Consolidated Financial Statements	39

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Energy Partners Inc. as at December 31, 2016 and December 31, 2015, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with US generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 14, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Professional Accountants

Edmonton, Canada

February 14, 2017

40	2016 Consolidated Financial Statements

NOA

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	2016	2015
Assets
Current assets
Cash	$13,666	$32,351
Accounts receivable, net (note 5 and 15(d))	40,080	24,736
Unbilled revenue (note 6 and 15(d))	15,965	17,565
Inventories	3,437	2,575
Prepaid expenses and deposits (note 7)	1,551	1,682
Assets held for sale (note 8 and 15(a))	247	180

	74,946	79,089
Plant and equipment, net of accumulated depreciation $204,860 (2015 - $188,398) (note 9)	256,452	258,752
Other assets (note 10(a))	4,876	6,491
Deferred tax assets (note 11)	13,807	15,845

Total Assets	$350,081	$360,177

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$29,551	$25,034
Accrued liabilities (note 12)	11,175	6,768
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	1,071	457
Current portion of capital lease obligations (note 14)	24,062	24,114
Current portion of long term debt (note 13(a))	8,169	5,902

	74,028	62,275
Long term debt (note 13(a))	31,266	42,080
Capital lease obligations (note 14)	37,338	38,329
Other long term obligations (note 16(a))	8,274	3,567
Deferred tax liabilities (note 11)	40,221	42,308

	191,127	188,559

Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2016 - 30,518,907 (December 31, 2015 - 33,150,281) (note 17(a))	252,633	275,520
Treasury shares (December 31, 2016 - 2,213,247 (December 31, 2015 - 1,256,803)) (note 17(a))	(9,294)	(5,960)
Additional paid-in capital	45,915	29,527
Deficit	(130,300)	(127,469)

	158,954	171,618

Total liabilities and shareholders’ equity	$350,081	$360,177

Commitments (note 18)
Contingencies (note 19)
Subsequent events (note 23)

Approved on behalf of the Board

/s/ Ronald A. McIntosh Ronald A. Mclntosh, Director	/s/ Bryan D. Pinney Bryan D. Pinney, Director

See accompanying notes to consolidated financial statements.

2016 Consolidated Financial Statements	41

Consolidated Statements of Operations and

Comprehensive Loss

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	2016	2015
Revenue	$213,180	$281,282
Project costs	80,023	119,568
Equipment costs	60,020	89,784
Depreciation	40,794	40,040

Gross profit	32,343	31,890
General and administrative expenses	27,222	26,298
(Gain) loss on disposal of plant and equipment	(116)	917
Gain on disposal of assets held for sale (note 8)	(374)	(152)
Amortization of intangible assets (note 10(b))	1,688	1,990

Operating income before the undernoted	3,923	2,837
Interest expense (note 20)	5,784	9,880
Other income	(1,375)	—
Foreign exchange loss (gain)	8	(35)
Loss on debt extinguishment (note 13(c))	—	576

Loss before income taxes	(494)	(7,584)
Income tax benefit (note 11):
Current	—	—
Deferred	(49)	(114)

Net loss and comprehensive loss	$(445)	$(7,470)

Per share information
Net loss – basic and diluted (note 17(b))	$(0.01)	$(0.23)

See accompanying notes to consolidated financial statements.

42	2016 Consolidated Financial Statements

NOA

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$189,579
Net loss	—	—	—	(7,470)	(7,470)
Exercised options	137	—	(55)	—	82
Stock-based compensation	—	99	484	—	583
Dividends ($0.08 per share)	—	—	—	(2,597)	(2,597)
Share purchase programs	(15,417)	—	9,232	—	(6,185)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(2,374)	—	—	(2,374)

Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net loss	—	—	—	(445)	(445)
Exercised options (note 21(b))	471	—	(187)	—	284
Stock-based compensation (note 21)	—	370	2,421	—	2,791
Dividends (note 17(d)) ($0.08 per share)	—	—	—	(2,386)	(2,386)
Share purchase programs (note 17(c))	(23,358)	—	14,154	—	(9,204)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	—	(3,704)	—	—	(3,704)

Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954

See accompanying notes to consolidated financial statements.

2016 Consolidated Financial Statements	43

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	2016	2015
Cash (used in) provided by:
Operating activities:
Net loss	(445)	(7,470)
Adjustments to reconcile to net cash from operating activities:
Depreciation	40,794	40,040
Amortization of intangible assets (note 10(b))	1,688	1,990
Amortization of deferred financing costs (note 10(c) and 13(a))	572	1,961
Lease inducement paid on sublease	—	(107)
(Gain) loss on disposal of plant and equipment	(116)	917
Gain on disposal of assets held for sale (note 8)	(374)	(152)
Loss on debt extinguishment (note 13(c))	—	576
Stock-based compensation expense (note 21(a))	6,030	1,696
Cash settlement of stock-based compensation (note 21(d(i)) and 21(f(i)))	(1,211)	(2,002)
Other adjustments to cash from operating activities (note 11(d), 16(b) and 16(c))	97	90
Other income from a non-monetary transaction	(1,375)	—
Deferred income tax (benefit) expense (note 11)	(49)	(114)
Net changes in non-cash working capital (note 22(b))	(5,780)	39,674

	39,831	77,099

Investing activities:
Purchase of plant and equipment	(27,075)	(32,492)
Additions to intangible assets (note 10(b))	(304)	(779)
Proceeds on disposal of plant and equipment	15,182	6,913
Proceeds on disposal of assets held for sale	1,681	31,127

	(10,516)	4,769

Financing activities:
Repayment of Credit Facility	(5,962)	(6,964)
Increase in Credit Facility	16,962	30,000
Financing costs (note 10(c) and 13(a))	(99)	(686)
Redemption of Series 1 Debentures (note 13(c))	(19,927)	(39,382)
Repayment of capital lease obligations	(24,533)	(21,670)
Proceeds from options exercised (note 21(b))	284	82
Dividend payments (note 17(d))	(1,817)	(3,294)
Share purchase programs (note 17(c))	(9,204)	(6,185)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	(3,704)	(2,374)

	(48,000)	(50,473)

(Decrease) increase in cash	(18,685)	31,395
Cash, beginning of year	32,351	956

Cash, end of year	$13,666	$32,351

Supplemental cash flow information (note 22(a))

See accompanying notes to consolidated financial statements.

44	2016 Consolidated Financial Statements

NOA

Notes to Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned, Canadian incorporated subsidiaries of NACHI:

•	North American Engineering Inc.

•	North American Enterprises Ltd.

•	North American Mining Inc.

•	North American Services Inc.
•	North American Site Development Ltd.

•	North American Maintenance Ltd.

•	North American Tailings and Environmental Ltd.

•	1753514 Alberta Ltd.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

2016 Consolidated Financial Statements	45

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

46	2016 Consolidated Financial Statements

NOA

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and unbilled revenue

Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires, tracks and track frames.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

2016 Consolidated Financial Statements	47

k) Intangible assets

Intangible assets include capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

•	Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

•

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the costs incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

•	Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in added functionality to the software.

l) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

m) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

n) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

48	2016 Consolidated Financial Statements

NOA

o) Foreign currency translation

The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

p) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

q) Derivative financial instruments

The Company has used derivative financial instruments to manage financial risks from fluctuations in exchange rates. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

s) Stock-based compensation

The Company has a Share Option Plan which is described in note 21(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company had a Senior Executive Stock Option Plan which is described in note 21(c). This compensation plan allowed the option holder the right to settle options in cash. The liability was measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability were recognized in the Consolidated Statements of Operations. During the year ended December 31, 2015, the senior executive stock option plan expired and any remaining options were forfeited.

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 21(d). RSUs are granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”). The Company settled RSUs issued prior to February 19, 2014 with cash (“liability classified RSUs”). Compensation expense on liability classified RSU’s was calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognized compensation cost over the three-year term of the liability classified RSU with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. The Company recognizes compensation cost over the three-year term of the equity classified RSUs in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

2016 Consolidated Financial Statements	49

The Company has a Performance Restricted Share Unit (“PSU”) plan which is described in note 21(e). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return (“TSR”) as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. The grants are measured at fair value on the grant date using the Monte Carlo model.

The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 21(f). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs. On February 19, 2014, the Board of Directors resolved to settle all DSU’s issued after that date in common shares, but on December 2, 2015, prior to any actual such settlement, that decision was reversed. Accordingly, all DSUs are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

t) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the year (see note 17(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

u) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment costs” in the Consolidated Statements of Operations.

v) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. The deferred financing costs related to the Revolver are amortized ratably over the term of the Credit Facility and the Term Loan is amortized over the term of the Credit Facility using the effective interest method. Deferred financing fees related to Term Loan borrowings are presented in the consolidated balance sheet as a direct deduction from the carrying amount of the debt liability and deferred financing fees related to the Company’s Revolver are presented as an asset.

50	2016 Consolidated Financial Statements

NOA

3. Accounting pronouncements recently adopted

a) Compensation – Stock Compensation

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding the treatment of performance targets that could be achieved after the service period. This standard was adopted January 1, 2016 and the adoption did not have a material effect on the Company’s consolidated financial statements.

b) Interest – Imputation of Interest

In April 2015, the FASB issued ASU No. 2015-03, 2015-03, Interest – Imputation of Interest (Subtopic 835-30: Simplifying the Presentation of Debt Issuance Costs) and ASU No. 2015-15, Imputation of Interest (Subtopic 835-30: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements), which require debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability. However, for line-of-credit arrangements, entities may defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Amortization of the debt issuance costs are to be reported as interest expense. This standard was adopted on January 1, 2016 and the adoption did not have a material effect on the Company’s consolidated financial statements.

c) Compensation – Stock Compensation

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718: Improvements to Employee Share-Based Payment Accounting). This accounting standard simplifies several aspects of the accounting for share-based payment transactions including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted this ASU effective January 1, 2016. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

4. Recent accounting pronouncements not yet adopted

a) Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASUs 2016-08, 2016-10, 2016-12 and 2016-20. The standard will replace nearly all existing U.S. GAAP revenue guidance with comprehensive standards and expanded disclosure requirements. ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard outlines a five-step process for revenue recognition and requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. This ASU will be effective commencing January 1, 2018, with early adoption commencing January 1, 2017 permitted.

The standard allows the use of either a full retrospective transition method or a modified cumulative effect retrospective transition method. The Company continues to evaluate the available adoption methods.

Management is currently evaluating the impact of adopting the standard on the Company’s consolidated financial statements. The Company has developed a change management plan to guide the adoption of the standard.

Included in the plan is an assessment of the Company’s policies, practices, procedures, controls, and contracts with customers to identify differences that would arise as a result of adoption.

b) Financial Instruments – Overall

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10: Recognition and Measurement of Financial Assets and Financial Liabilities) enhancing the reporting model for financial instruments. Under the new standard, equity investments, excluding those accounted for under the equity method or resulting in the consolidation of the investee are to be measured at fair value with the changes in fair value recognized in net income. The ASU requires a qualitative assessment to identify impairments of equity investments without readily determinable fair value. The new standard also amends disclosure requirements and

2016 Consolidated Financial Statements	51

requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

c) Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in the contact of a sale leaseback transaction, the transfer of assets must meet the requirements for a sale per Topic 606. This ASU will be effective commencing January 1, 2019, with early adoption permitted.

Management is currently evaluating the impact of adopting the standard on the Company’s consolidated financial statements. The Company has developed a change management plan to guide the adoption of the standard. Included in the plan is an assessment of the Company’s policies, practices, procedures, and controls to identify differences that would arise as a result of adoption.

d) Statement of Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard is intended to clarify how companies present and classify certain cash receipts and cash payments in the statement of cash flows. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

5. Accounts receivable

	December 31, 2016	December 31, 2015

Accounts receivable – trade	$38,746	$24,028
Accounts receivable – holdbacks	528	—
Accounts receivable – other	806	708

	$40,080	$24,736

Accounts receivable – holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2016	December 31, 2015

Costs incurred and estimated earnings on uncompleted contracts	$208,030	$275,316
Less billings to date	(193,136)	(258,208)

	$14,894	$17,108

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2016	December 31, 2015

Unbilled revenue	$15,965	$17,565
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(1,071)	(457)

	$14,894	$17,108

52	2016 Consolidated Financial Statements

NOA

7. Prepaid expenses and deposits

Current:

	December 31, 2016	December 31, 2015
Prepaid insurance and deposits	$565	$625
Prepaid lease payments	986	1,057

	$1,551	$1,682

The long term portion of the prepaid lease payments is recorded in other assets (note 10(a)).

8. Assets held for sale

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

During the year ended December 31, 2016, impairment of assets held for sale amounting to $1,556 has been included in depreciation expense in the Consolidated Statements of Operations (2015 – $1,384). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The gain on disposal of assets held for sale was $374 for the year ended December 31, 2016 (2015 – gain of $152).

9. Plant and equipment

December 31, 2016	Cost	Accumulated Depreciation	Net Book Value

Owned assets
Heavy equipment	$139,844	$51,358	$88,486
Major component parts in use	115,111	66,905	48,206
Other equipment	29,729	16,232	13,497
Licensed motor vehicles	20,353	18,258	2,095
Office and computer equipment	9,769	9,112	657
Buildings	2,523	2,487	36

	317,329	164,352	152,977

Assets under capital lease
Heavy equipment	133,468	38,978	94,490
Other equipment	7,119	714	6,405
Licensed motor vehicles	3,373	805	2,568
Office and computer equipment	23	11	12

	143,983	40,508	103,475

Total plant and equipment	$461,312	$204,860	$256,452

2016 Consolidated Financial Statements	53

December 31, 2015	Cost	Accumulated Depreciation	Net Book Value

Owned assets
Heavy equipment	$144,754	$46,292	$98,462
Major component parts in use	117,042	61,464	55,578
Other equipment	39,727	19,580	20,147
Licensed motor vehicles	17,362	15,388	1,974
Office and computer equipment	9,743	8,643	1,100
Buildings	2,724	2,618	106

	331,352	153,985	177,367

Assets under capital lease
Heavy equipment	105,580	29,738	75,842
Other equipment	1,851	484	1,367
Licensed motor vehicles	8,344	4,186	4,158
Office and computer equipment	23	5	18

	115,798	34,413	81,385

Total plant and equipment	$447,150	$188,398	$258,752

During the year ended December 31, 2016, additions to plant and equipment included $23,490 of assets that were acquired by means of capital leases (2015 – $20,058). Depreciation of equipment under capital lease of $18,536 (2015 – $14,027) was included in depreciation expense in the current year.

10. Other assets

a) Other assets are as follows:

	December 31, 2016	December 31, 2015

Prepaid lease payments (note 7)	$1,839	$1,834
Intangible assets (note 10(b))	1,790	3,174
Deferred financing costs (note 10(c))	320	413
Deferred lease inducement asset (note 10(d))	927	1,070

	$4,876	$6,491

b) Intangible assets

	December 31, 2016	December 31, 2015

Cost	$18,122	$17,881
Accumulated amortization	16,332	14,707

Net book value	$1,790	$3,174

During the year ended December 31, 2016, the Company capitalized $304 (2015 – $779) of internally developed computer software costs.

Amortization of intangible assets for the year ended December 31, 2016 was $1,688 (2015 – $1,990).

The estimated amortization expense for future years is as follows:

For the year ending December 31,
2017	$ 776
2018	638
2019	249
2020	127

$ 1,790

54	2016 Consolidated Financial Statements

NOA

c) Deferred financing costs

December 31, 2016	Cost	Accumulated Amortization	Net Book Value

Credit Facility	$550	$230	$320

December 31, 2015	Cost	Accumulated Amortization	Net Book Value

Credit Facility	$480	$67	$413

During the year ended December 31, 2016, financing fees of $69 were incurred in connection with the modification of the revolving loan of the Credit Facility (2015 – $480) (note 13(b)). These fees have been recorded as deferred financing costs and are being amortized ratably over the term of the Credit Facility.

Amortization of deferred financing costs included in interest expense for the year ended December 31, 2016 was $162 (2015 – $67) (note 20).

d) Deferred lease inducements asset

Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2016	December 31, 2015

Balance, beginning of year	$1,070	$1,212
Amortization of deferred lease inducements	(143)	(142)

Balance, end of year	$927	$1,070

11. Income taxes

Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2016	2015
Loss before income taxes	$(494)	$(7,584)
Tax rate	27.00%	26.00%

Expected benefit	$(133)	$(1,972)
Increase (decrease) related to:
Impact of enacted future statutory income tax rates	—	2,008
Income tax adjustments and reassessments	246	(277)
Non taxable portion of capital gains	(465)	(79)
Stock-based compensation	158	179
Other	145	27

Income tax benefit	$(49)	$(114)

2016 Consolidated Financial Statements	55

Classified as:

Year ended December 31,	2016	2015
Current income tax benefit	$—	$—
Deferred income tax (benefit) expense	(49)	(114)

	$(49)	$(114)

The deferred tax assets and liabilities are summarized below:

	December 31, 2016	December 31, 2015
Deferred tax assets:
Non-capital losses	$14,190	$16,443
Deferred financing costs	355	1,027
Billings in excess of costs on uncompleted contracts	289	123
Capital lease obligations	16,578	16,860
Deferred lease inducements	10	39
Stock-based compensation	2,672	1,619
Other	1,263	636

	$35,357	$36,747

	December 31, 2016	December 31, 2015
Deferred tax liabilities:
Unbilled revenue	$3,381	$3,689
Assets held for sale	67	49
Accounts receivable – holdbacks	143	—
Property, plant and equipment	58,180	59,472

	$61,771	$63,210

Net deferred income tax liability	$(26,414)	$(26,463)

Classified as:

	December 31, 2016	December 31, 2015
Deferred tax asset	$13,807	$15,845
Deferred tax liability	(40,221)	(42,308)

	$(26,414)	$(26,463)

In 2016, the Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and one provincial jurisdiction (2015 – three provincial jurisdictions). The Company has substantially concluded on Canadian federal and provincial income tax matters for the years through 2011. Substantially all material US federal and state matters have been concluded for the years through 2012.

56	2016 Consolidated Financial Statements

NOA

The Company has a full valuation allowance against capital losses in deferred tax assets of $1,035 as at December 31, 2016 (2015 – $1,035). At December 31, 2016, the Company has non-capital losses for income tax purposes of $52,556 which expire as follows:

December 31, 2016

2026	$282
2027	—
2028	—
2029	1
2030	—
2031	563
2032	15,998
2033	21,729
2034	8,317
2036	5,666

$52,556

12. Accrued liabilities

	December 31, 2016	December 31, 2015

Accrued interest payable	$85	$526
Payroll liabilities	7,733	5,212
Liabilities related to equipment leases	123	118
Current portion of deferred gain on sale leaseback (note 16(a))	586	221
Dividends payable (note 17(d))	569	—
Income and other taxes payable	2,079	691

	$11,175	$6,768

13. Long term debt

a) Long term debt amounts are as follows:

Current:

	December 31, 2016	December 31, 2015

Credit Facility (note 13(b))	$8,246	$5,962
Less: deferred financing costs	(77)	(60)

	$8,169	$5,902

Long term:
	December 31, 2016	December 31, 2015

Credit Facility (note 13(b))	$31,326	$22,610
Series 1 Debentures (note 13(c))	—	19,927
Less: deferred financing costs	(60)	(457)

	$31,266	$42,080

During the year ended December 31, 2016, financing fees of $30 were incurred in connection with the modification of the Term Loan of the Credit Facility (2015 – $206) (note 13(b)). These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the Credit Facility. Upon entering into the Sixth Amended and Restated Credit Agreement (note 13(b)), deferred financing costs related to the Fifth Amended and Restated Credit Agreement of $360 were expensed in the prior year and included in amortization of deferred financing costs (note 20).

2016 Consolidated Financial Statements	57

Amortization of deferred financing costs related to the Term Loan and Series 1 Debentures included in interest expense for the year ended December 31, 2016 was $410 (2015 – $1,894) (note 20). Upon the full redemption of the Series 1 Debentures that occurred during the year ended December 31, 2016, the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $218 were expensed and included in amortization of deferred financing costs (note 20). In the prior year, the Company completed a partial redemption of the Series 1 Debentures and a portion of the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $819 were expensed and included in amortization of deferred financing costs (note 20).

b) Credit Facility

	December 31, 2016	December 31, 2015

Term Loan	$28,572	$28,572
Revolver	11,000	—

Total Credit Facility	39,572	28,572
Less: current portion	(8,246)	(5,962)

	$31,326	$22,610

On July 8, 2015, the Company entered into the Sixth Amended and Restated Credit Agreement (“the Credit Facility”) with the existing banking syndicate. The Credit Facility matures on September 30, 2018. The Credit Facility allows borrowing of up to $100.0 million, contingent upon the value of the borrowing base. The Credit Facility is composed of a $70.0 million Revolver and a $30.0 million Term Loan. The Credit Facility provides a borrowing base, which is determined by the value of account receivables, inventory, unbilled revenue and plant and equipment.

The Term Loan is to be repaid based on an 84 months amortization schedule and prepaid by an annual sweep of the lesser of 25% of consolidated excess cash flow as defined in the Credit Facility and $4.0 million at any time when the outstanding principal under the Term Loan is equal to or greater than $18.0 million. The 2015 annual sweep calculation identified the requirement for the Company to make a $1.7 million accelerated repayment on the Term Loan on April 29, 2016. There is an accelerated payment of $4.0 million required as a result of the 2016 annual sweep calculation which has been included in the current liability.

On April 4, 2016, the Company signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal balance of the Series 1 Debentures on or before May 31, 2016 and increased the Company’s capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million. The Company redeemed the Series 1 Debentures on April 27, 2016.

On August 26, 2016, the Company entered into the Second Amending Agreement to the Sixth Amended and Restated Credit Agreement to allow for the redemption of $10.0 million of the outstanding principal balance of the 9.125% Series 1 Debentures on or before September 30, 2016 using a $6.0 million drawn from the Term Loan, equivalent to the previously repaid amount of the original $30.0 million Term Loan, complemented with borrowings from the Revolver. The Company redeemed the Series 1 Debentures on September 30, 2016. The amendment also temporarily adjusted the covenants under the terms of the Credit Facility. The Senior Leverage Ratio is to be maintained at less than 3.5:1 through June 30, 2017 and thereafter reduced to a ratio of less than 3.0:1, while the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1 except for the quarter ending March 31, 2017 where a ratio greater than 0.9:1 will be permitted. As at December 31, 2016, the Company was in compliance with the covenants.

As at December 31, 2016, the Revolver had $0.8 million in issued letters of credit and an unpaid balance of $11.0 million and the Term Loan had an unpaid balance of $28.6 million. The December 31, 2016 borrowing base allowed for a maximum draw of $92.1 million. At December 31, 2016, the Company’s unused borrowing availability under the Revolver was $58.2 million, which is limited by the borrowing base to $51.7 million.

As at December 31, 2015, there was $2.4 million in letters of credit issued under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million. At December 31, 2015, the Company’s unused borrowing availability against the Revolver was $67.6 million, which is limited by the borrowing base to $52.8 million.

58	2016 Consolidated Financial Statements

NOA

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s Total Debt to trailing 12-month Consolidated EBITDA ratio as defined in the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.

c) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures were to mature on April 7, 2017. The Series 1 Debentures bore interest at 9.125% per annum, payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.

On April 27, 2016, the Company redeemed approximately $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis for 100% of the principal amount, plus accrued and unpaid interest.

On September 30, 2016, the Company redeemed the remaining $10.0 million of the Series 1 Debentures. Holders of record at the close of business on September 26, 2016 had their Series 1 Debentures redeemed for 100% of the principal amount, plus accrued and unpaid interest. This transaction brings the outstanding Series 1 Debentures balance to $nil. During the year ended December 31, 2015, the Company redeemed $38.8 million of the Series 1 Debentures, plus accrued and unpaid interest and recorded a loss on debt extinguishment of $0.6 million.

14. Capital lease obligations

The minimum lease payments due in each of the next five fiscal years and thereafter are as follows:

2017	$26,353
2018	24,385
2019	11,396
2020	3,281
2021 and thereafter	—

Subtotal:	$65,415
Less: amount representing interest	(4,015)

Carrying amount of minimum lease payments	$61,400
Less: current portion	(24,062)

Long term portion	$37,338

Included in capital lease obligations was $23,897 related to sale leaseback transactions for certain equipment. Gains on these transactions are deferred and amortized over the expected life of the equipment.

15. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable, accrued liabilities and billings in excess approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $39.6 million at December 31, 2016 and $28.6 million at December 31, 2015 (note 13(b)), the fair value of amounts due under the Credit Facility are not significantly different than the carrying value.

2016 Consolidated Financial Statements	59

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$61,400	$57,741	$62,443	$57,976
Series 1 Debentures (ii)	Level 1	—	—	19,927	19,927

(i)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.
(ii)	The fair value of the Series 1 Debentures is based upon the period end market price.

Non-financial assets measured at fair value on a non-recurring basis as at December 31, 2016 and 2015 in the financial statements are summarized below:

	December 31, 2016		December 31, 2015
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$247	$(1,556)	$180	$(1,384)

Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. The fair value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The fair value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2016, the

60	2016 Consolidated Financial Statements

NOA

Company held $39.6 million of floating rate debt pertaining to its Credit Facility (December 31, 2015 – $28.6 million). As at December 31, 2016, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $0.4 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2016.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

d) Credit Risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2016	2015
Customer A	47%	34%
Customer B	25%	10%
Customer C	21%	41%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At December 31, 2016 and December 31, 2015, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2016	December 31, 2015
Customer 1	42%	42%
Customer 2	22%	5%
Customer 3	13%	—%
Customer 4	13%	21%
Customer 5	7%	20%
Customer 6	3%	11%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	December 31, 2016	December 31, 2015
Trade accounts receivables	$39,274	$24,028
Other receivables	806	708

Total accounts receivable	$40,080	$24,736

Unbilled revenue	$15,965	$17,565

2016 Consolidated Financial Statements	61

Payment terms are per the negotiated customer contracts and generally range between net 30 days and net 60 days. As at December 31, 2016 and December 31, 2015, trade receivables are aged as follows:

	December 31, 2016	December 31, 2015
Not past due	$34,263	$23,946
Past due 1-30 days	2,956	—
Past due 31-60 days	2,000	—
More than 61 days	55	82

Total	$39,274	$24,028

As at December 31, 2016, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2015 – $nil). The allowance is an estimate of the December 31, 2016 trade receivables that are considered uncollectible.

16. Other long term obligations

a) Other long term obligations are as follows:

	December 31, 2016	December 31, 2015
Deferred lease inducements liability (note 16(b))	$38	$145
Asset retirement obligation (note 16(c))	678	617
Restricted share unit plan (note 21(d))	—	671
Directors’ deferred stock unit plan (note 21(f))	4,945	2,246
Deferred gain on sale leaseback (note 16(d))	3,199	780

	$8,860	$4,459
Less current portion of:
Restricted share unit plan (note 21(d))	—	(671)
Deferred gain on sale leaseback (note 16(d))	(586)	(221)

	$8,274	$3,567

b) Deferred lease inducements liability

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2016	December 31, 2015
Balance, beginning of year	$145	$252
Amortization of deferred lease inducements	(107)	(107)

Balance, end of year	$38	$145

c) Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.

The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2016	December 31, 2015
Balance, beginning of year	$617	$562
Accretion expense	61	55

Balance, end of year	$678	$617

At December 31, 2016, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2015 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

62	2016 Consolidated Financial Statements

NOA

d) Deferred gain on sale leaseback

The Company recorded a gain on the sale leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized over the expected life of the equipment.

	December 31, 2016	December 31, 2015
Balance, beginning of year	$780	$371
Addition	2,792	512
Amortization of deferred gain on sale leaseback	(373)	(103)

Balance, end of year	$3,199	$780

17. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Issued and outstanding:

	Voting common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2014	34,923,916	(589,892)	34,334,024
Issued upon exercise of stock options (note 21(b))	30,080	—	30,080
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(687,314)	(687,314)
Settlement of certain equity classified stock-based compensation	—	20,403	20,403
Retired through Share Purchase Program (note 17(c))	(1,803,715)	—	(1,803,715)

Issued and outstanding at December 31, 2015	33,150,281	(1,256,803)	31,893,478
Issued upon exercise of stock options (note 21(b))	102,040	—	102,040
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(1,043,998)	(1,043,998)
Settlement of certain equity classified stock-based compensation	—	87,554	87,554
Retired through Share Purchase Programs (note 17(c))	(2,733,414)	—	(2,733,414)

Issued and outstanding at December 31, 2016	30,518,907	(2,213,247)	28,305,660

On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled (note 21(d(ii)), 21(e) and 21(f(ii))).

Upon settlement of certain equity-classified stock-based compensation during the year ended December 31, 2016, the Company repurchased 35,313 shares to satisfy the recipient tax withholding requirements. The repurchased shares are net against the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

b) Net loss per share

Year ended December 31,	2016	2015
Net loss	$(445)	$(7,470)

Weighted average number of common shares (no dilutive effect)	29,965,899	32,758,088

Basic per share information (No dilutive effect)
Net loss	$(0.01)	(0.23)

For the year ended December 31, 2016, there were 1,176,080 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (December 31, 2015 – 1,448,000).

2016 Consolidated Financial Statements	63

c) Share purchase programs

On August 9, 2016, the Company commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange (“TSX”), to purchase up to 1,075,968 voting common shares (“the NCIB”) that will terminate no later August 7, 2017. As at December 31, 2016, a total of 1,075,900 common voting shares have been purchased and subsequently cancelled in the normal course resulting in a reduction of $9,237 to common shares and an increase to additional paid-in capital of $5,133.

On March 21, 2016, the Company commenced a NCIB for up to 1,657,514 voting common shares in the United States primarily through the facilities of the New York Stock Exchange (“NYSE”). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of March 14, 2016. On May 27, 2016, the Company completed the share purchase program cancelling 1,657,514 voting common shares resulting in a reduction of $14,121 to common shares and an increase to additional paid-in capital of $9,021.

On August 14, 2015, the Company commenced a NCIB for up to 532,520 voting common shares in Canada primarily through the facilities of the TSX. On December 22, 2015, the Company completed the share purchase program, cancelling 532,520 voting common shares resulting in a reduction of $4,500 to common shares and an increase to additional paid-in capital of $2,948.

On December 18, 2014, the Company commenced purchasing and subsequently canceling 1,771,195 voting common shares (the “Purchase Program”), in the United States primarily through the facilities of the New York Stock Exchange (“NYSE”). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. On June 18, 2015, the Company completed the share purchase program canceling 1,271,195 voting common shares resulting in a reduction of $10,917 to common shares and an increase to additional paid-in capital of $6,284. As at December 31, 2015, a total of 1,771,195 voting common shares had been purchased and subsequently cancelled in the normal course.

d) Dividends

On February 19, 2014, it was announced that as part of the Company’s long-term goal to maximize shareholders’ value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy. The Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.

The Company paid regular quarterly cash dividends of $0.02 per share on common shares during the year ended December 31, 2016 on each of the following dates: April 8, 2016; July 8, 2016 and October 7, 2016. At December 31, 2016, an amount of $569 was included in accrued liabilities related to the fourth quarter dividend. This amount was subsequently paid to shareholders on January 6, 2017.

18. Commitments

The annual future minimum operating lease payments for heavy equipment, office equipment and premises, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending December 31,

2017	$3,578
2018	3,234
2019	3,323
2020	3,447
2021 and thereafter	8,205

$21,787

Total contingent rentals on operating leases consisting principally of usage (recovery) charges in excess of minimum contracted amounts for the years ended December 31, 2016 and 2015 amounted to $403 and $524, respectively.

19. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

64	2016 Consolidated Financial Statements

NOA

During the year ended December 31, 2013, the Company sold its piling business. The terms of the sale agreement entitled the Company to receive up to $92,500 in additional proceeds, contingent on the purchaser achieving certain profitability thresholds in the three years following the sale. During the year ended December 31, 2016, the Company determined that it will not be entitled to receive any of the $92,500 in additional proceeds relating to the piling sale.

20. Interest expense

Year ended December 31,	2016	2015
Interest on capital lease obligations	$2,836	$3,044
Amortization of deferred financing costs (note 10(c) and 13(a))	572	1,961
Interest on Credit Facility	1,593	1,031
Interest on Series 1 Debentures	977	3,986

Interest on long term debt	$5,978	$10,022
Other interest income	(194)	(142)

	$5,784	$9,880

21. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2016	2015
Share option plan (note 21(b))	$587	$716
Liability classified restricted share unit plan (note 21(d(i)))	52	(80)
Equity classified restricted share unit plan (note 21(d(ii)))	1,384	713
Equity performance restricted share unit plan (note 21(e))	820	431
Liability classified deferred stock unit plan (note 21(f(i)))	3,187	(735)
Equity classified deferred stock unit plan (note 21(f(ii)))	—	651

	$6,030	$1,696

b) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2016, 3,399,399 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2014	1,765,920	5.87
Exercised(i)	(30,080)	2.75
Forfeited	(287,840)	8.91

Outstanding at December 31, 2015	1,448,000	5.33
Exercised(i)	(102,040)	2.77
Forfeited	(169,880)	5.31

Outstanding at December 31, 2016	1,176,080	5.56

(i)	All stock options exercised resulted in new common shares being issued (note 17(a)).

Cash received from option exercises for the year ended December 31, 2016 was $284 (2015 – $82). For the year ended December 31, 2016, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $187 (December 31, 2015 – $16).

2016 Consolidated Financial Statements	65

The following table summarizes information about stock options outstanding at December 31, 2016:

Options outstanding				Options exercisable

Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	226,540	5.4 years	$2.75	161,960	5.3 years	$2.75
$2.79	400,000	5.5 years	$2.79	250,000	5.5 years	$2.79
$3.69	25,800	1.9 years	$3.69	25,800	1.9 years	$3.69
$4.90	40,000	5.3 years	$4.90	32,000	5.3 years	$4.90
$5.91	137,500	7.0 years	$5.91	82,500	7.0 years	$5.91
$6.56	73,660	4.9 years	$6.56	73,660	4.9 years	$6.56
$8.28	10,000	2.5 years	$8.28	10,000	2.5 years	$8.28
$8.58	30,000	3.7 years	$8.58	30,000	3.7 years	$8.58
$9.33	55,780	3.1 years	$9.33	55,780	3.1 years	$9.33
$10.13	54,960	4.0 years	$10.13	54,960	4.0 years	$10.13
$13.50	71,840	0.9 years	$13.50	71,840	0.9 years	$13.50
$16.46	50,000	1.3 years	$16.46	50,000	1.3 years	$16.46

	1,176,080	4.8 years	$5.56	898,500	4.5 years	$6.21

At December 31, 2016, the weighted average remaining contractual life of outstanding options is 4.8 years (December 31, 2015 – 5.4 years) and the weighted average exercise price was $5.56 (December 31, 2015 – $5.33). The fair value of options vested during the year ended December 31, 2016 was $594 (December 31, 2015 – $806). At December 31, 2016, the Company had 898,500 exercisable options (December 31, 2015 – 886,220) with a weighted average exercise price of $6.21 (December 31, 2015 – $6.52).

At December 31, 2016, the total compensation costs related to non-vested awards not yet recognized was $269 (December 31, 2015 – $684) and these costs are expected to be recognized over a weighted average period of 0.9 years (December 31, 2015 – 1.7 years). There were no stock options granted under this plan for the years ended December 31, 2016 and 2015, respectively.

c) Senior executive stock option plan

On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in a change in classification of 550,000 stock options (senior executive stock options) from equity to a long term liability. The liability was measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date.

At December 31, 2016, there were no senior executive stock options outstanding (December 31, 2015 – nil). During the year ended December 31, 2015, the senior executive stock option plan expired and 258,200 options were forfeited.

d) Restricted share unit plan

Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”). The Company will continue to settle RSUs granted prior to February 19, 2014 with cash (“liability classified RSUs”).

i) Liability classified restricted share unit plan

Number of units

Outstanding at December 31, 2014	615,503
Vested	(277,707)
Forfeited	(47,006)

Outstanding at December 31, 2015	290,790
Vested	(290,790)
Forfeited	—

Outstanding at December 31, 2016	—

66	2016 Consolidated Financial Statements

NOA

During the year ended December 31, 2016, the remaining liability classified restricted share units were settled in cash for $723 (2015 – $1,030). At December 31, 2016, there no unrecognized compensation costs related to non-vested share-based payment arrangements under the liability classified RSU plan.

At December 31, 2015, a current liability of $671 was included in accrued liabilities in the Consolidated Balance Sheet. Using a fair market value of $2.42 at December 31, 2015, there were approximately $61 of total unrecognized compensation costs related to non-vested share-based payment arrangements and these costs were expected to be recognized over the weighted average remaining contractual life of the liability classified RSUs of 0.3 years.

ii) Equity classified restricted share unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2014	262,908	7.91
Granted	580,532	2.89
Modified	(156)	3.62
Vested	(19,798)	3.63
Forfeited	(49,330)	6.37

Outstanding at December 31, 2015	774,156	4.45
Granted	501,523	3.78
Vested	(87,580)	3.51
Forfeited	(64,124)	3.50

Outstanding at December 31, 2016	1,123,975	4.20

At December 31, 2016, there were approximately $1,945 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the equity classified RSU plan (December 31, 2015 – $1,877) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.6 years (December 31, 2015 – 2.1 years). During the year ended December 31, 2016, 87,580 units vested, which were settled with common shares purchased on the open market through a trust arrangement (December 31, 2015 – 19,798 units).

e) Performance restricted share units

On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the “CEO”) and granted Performance Restricted Share Units (“PSU”) as a long-term incentive, which became effective July 1, 2014. Commencing with a grant on July 1, 2015, PSUs were granted to certain additional senior management employees as part of their long-term incentive compensation. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2014	66,172	8.50
Granted	357,420	4.19

Outstanding at December 31, 2015	423,592	4.86
Granted	343,706	4.97
Forfeited	(27,998)	4.52

Outstanding at December 31, 2016	739,300	4.84

At December 31, 2016, there were approximately $1,878 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2015 – $1,492) and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 1.8 years (December 31, 2015 – 2.3 years).

2016 Consolidated Financial Statements	67

The Company estimated the fair value of the PSUs granted during the year ended December 31, 2016 and 2015 using a Monte Carlo simulation with the following

	2016	2015
Risk-free interest rate	0.52%	0.47%
Expected volatility	43.30%	41.64%

f) Deferred stock unit plan

On November 27, 2007, the Company approved a Deferred Stock Unit (“DSU”) Plan, which became effective January 1, 2008. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to executives in addition to directors, whereby eligible executives could elect to receive up to 50% of their annual bonus in the form of DSUs. On December 2, 2015, the executive participation aspect of the plan ended, though DSU’s granted to executives prior to this date will continue to be held. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders that are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

The Board of Directors resolved to settle all DSUs granted after February 19, 2014 in common shares purchased on the open market. On December 2, 2015, prior to any actual such settlement, that decision was reversed. Accordingly, all DSUs are settled in cash (“liability classified DSU’s”).

i) Liability classified deferred stock unit plan

Number of units
Outstanding at December 31, 2014	530,622
Modified	571,569
Redeemed	(173,317)

Outstanding at December 31, 2015	928,874
Granted	171,980
Redeemed	(158,917)

Outstanding at December 31, 2016	941,937

At December 31, 2016, the fair market value of these units was $5.25 per unit (December 31, 2015 – $2.42 per unit). At December 31, 2016, the current portion of DSU liabilities of $nil were included in accrued liabilities (December 31, 2015 – $nil) and the long term portion of DSU liabilities of $4,945 were included in other long term obligations (December 31, 2015 – $2,246) in the Consolidated Balance Sheets. During the year ended December 31, 2016, 158,917 units were redeemed and settled in cash for $488 (December 31, 2015 – 173,317 units were redeemed and settled in cash for $527). During the year ended December 31, 2015, the DSU plan was modified to eliminate the executives receiving 50% of their annual bonus in the form of DSUs. This modification resulted in a payout of $445 to the executives in 2015. There is no unrecognized compensation expense related to the DSUs since these awards vest immediately when issued.

ii) Equity classified deferred stock unit plan

At December 31, 2016, there were no equity classified deferred stock units outstanding (December 31, 2015 – nil).

During the year ended December 31, 2015, 401,841 equity classified DSU’s were granted at a weighted average fair value of $3.10 and 571,569 units were modified and reclassed to the liability classified DSU plan at a weighted average fair value of $2.58. On December 2, 2015, the equity classified DSU plan was amended and the remaining units at that date were transferred to the liability classified DSU plan at a fair market value of $2.42.

68	2016 Consolidated Financial Statements

NOA

22. Other information

a) Supplemental cash flow information

Year ended December 31,	2016	2015
Cash paid during the year for:
Interest	$5,895	$9,187
Income taxes	—	—
Cash received during the year for:
Interest	194	208
Income taxes	—	—

Year ended December 31,	2016	2015
Non-cash transactions:
Addition of plant and equipment by means of capital leases	$23,490	$20,058
Reclass from plant and equipment to assets held for sale	(1,374)	(1,566)
Non-cash working capital exclusions:
Decrease in inventory resulting from reclassification to plant and equipment	—	(1,128)
Decrease in inventory related to a non-monetary transaction	(575)	—
Net increase in accounts receivable related to sale of plant and equipment	—	(3,600)
Net decrease in accounts payable related to purchase of plant and equipment	—	(3,197)
Net decrease in accounts payable related to change in the lease inducement payable on the sublease	—	(107)
Increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	365	128
Net decrease in accrued liabilities related to current portion of RSU liability	(671)	(338)
Net decrease in accrued liabilities related to current portion of DSU liability	—	(408)
Net (decrease) increase in accrued liabilities related to the current portion of the senior executive stock options	—	(22)
Net increase (decrease) in accrued liabilities related to dividend payable	569	(697)

b) Net change in non-cash working capital

The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2016	2015
Operating activities:
Accounts receivable	$(15,344)	$45,367
Unbilled revenue	1,600	26,057
Inventories	(1,437)	3,746
Prepaid expenses and deposits	126	690
Accounts payable	4,517	(29,751)
Accrued liabilities	4,144	(6,892)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	614	457

	$(5,780)	$39,674

23. Claims revenue

Year ended December 31,	2016	2015
Claims revenue recognized	$1,171	$7,547

The table below represents the classification of uncollected claims on the balance sheet:

	December 31, 2016	December 31, 2015
Accounts receivable	$1,171	$—
Unbilled revenue	7,088	7,547

	$8,259	$7,547

Subsequent to December 31, 2016, $1,171 of the uncollected claims were approved by the customer.

2016 Consolidated Financial Statements	69

24. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2016 were $865 (2015 – $1,028).

25. Related party transactions

On July 14, 2016, the Company appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director’s appointment.

For the year ended December 31, 2016, the Company received $174 in this related party transaction since the director’s appointment.

26. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

70	2016 Consolidated Financial Statements

Board of Directors

Senior Management

A12	FORT MCMURRAY TODAY MONDAY, MAY 2, 2016

North American’s safety culture celebrated after injury-free year

TODAY STAFF

A workplace injury or fatality is an employer’s worst nightmare. But in 2015, North American Construction Group had absolutely no recordable injuries during their work in the oilsands. That’s 790,808 hours worked, with no one hurt.

As a tip of the hard hat to their disciplined workplace culture, the company has been awarded the John T. Ryan National Safety

Trophy for Select Mines from the Canadian Institute of Mining.

“We feel it’s quite an accomplishment. It certainly was a lot of hard work to achieve,” said Dave Kallay, general manager of health, safety and environment at North American Construction Group. “It has been a lot of hard work and a lot of time. There’s no silver bullet to achieving something like this. It’s an effort.”

Only five other companies across Canada achieved the same milestone, with two in Saskatchewan, and one each in Ontario, New Brunswick and Newfoundland and Labrador. But North American was the only oilsands contractor to have achieved this goal.

The awards ceremony was Sunday and held in Vancouver.

Kallay credits the group’s success in the oilsands to the workplace culture the company has spent years perfecting. Safety is the most important priority for their workers, and the mantra “everyone gets home safe” is taken very seriously.

“It’s having a strong leadership strategy and vision from the top down. It’s also a commitment from our front-line workers and our project team to ensure everyone is focused on the right thing,” said Kallay. “It’s through the development of systems and processes that help provide that structure.”

Every morning, pre-work safety briefings are held, and supervisors are advised to work openly and closely with their crews.

“The culture is becoming embedded and it’s nice to see,” said Kallay. “We have people coming to our work sites and new hires coming in. It’s easier to fit in with that culture.”

SUPPLIED PHOTO/ NORTH AMERICAN CONSTRUCTION GROUP FACEBOOK PAGE

On top of that, the group takes the fitness and health of workers seriously as well. The company has invested lots into making sure the front-end fitness level of staff are at a level where they can perform their jobs safely.

Physical testing is also regularly done. A fitness campaign run at different parts of the year educates employees about diabetes, blood pressure and heart health.

“It’s done to protect the company, but at the root of it is to protect the employee, so they’re not being set up to not do the job they’re physically required to do,” said Kallay. “We want to be safe, above all.”

Corporate Information

Corporate headquarters

Suite 300

18817 Stony Plain Road

Edmonton, Alberta T5S 0C2

Phone: 780.960.7171

Fax: 780.969.5599

Auditors

KPMG LLP

Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP

Houston, Texas

Borden Ladner Gervais LLP

Toronto, Ontario

Exchange Listings

Toronto Stock Exchange

New York Stock Exchange

Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

1-800-564-6253

www.computershare.com

Investor Information

Investor Relations

David Brunetta

Phone: 780.960.7171

Fax: 780.969.5599

Email: IR@nacg.ca

Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of

North American Energy Partners Inc.

will be held:

Wednesday, April 5, 2017

3:00 PM

North American Energy Partners

Suite 300

18817 Stony Plain Road

Edmonton, Alberta